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TABLE OF CONTENTS

Filed Pursuant to Rule 424(b)(3)
Registration Number 333-73020

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 9, 2002)

Messer Griesheim Holding AG

10.375% Senior Notes Due 2011

        Attached hereto and incorporated by reference herein are those sections of our Form 6-K relating to our financial results for the three month period ended March 31, 2002. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 9, 2002, with respect to the 10.375% Senior Notes Due 2011, including any amendments or supplements thereto.

        Investing in the notes involves a high degree of risk. See "Risk Factors" beginning on page 14 of the accompanying Prospectus for a discussion of certain factors that you should consider in connection with an investment in the notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus has been prepared for and will be used by Goldman, Sachs & Co. and Goldman Sachs International in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. and Goldman Sachs International may act as principal or agent in these transactions. Messer Griesheim will not receive any of the proceeds of such sales of the notes.

Goldman, Sachs & Co.
Goldman Sachs International

May 30, 2002

TABLE OF CONTENTS

Report for the Three Month Period Ended March 31, 2002
Business
Management's Discussion and Analysis of Financial Condition and Results of Operations
Messer Griesheim Holding AG
Unaudited Financial Information
Unaudited Interim Condensed Consolidated Statements of Operations
Unaudited Interim Condensed Consolidated Balance Sheets
Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders' Equity
Unaudited Interim Condensed Consolidated Statement of Cash Flows
Notes to Unaudited Interim Condensed Consolidated Financial Statements

        In this document:

        "Messer Holding", "the Company", "we", "us" and "our" refers to Messer Griesheim Holding AG and, unless the context otherwise requires, its consolidated subsidiaries;

        "Messer Griesheim" refer to the Messer Griesheim Holding AG's subsidiary, Messer Griesheim GmbH, which is the operating company whose business and results of operations are described in this Form 6-K, including, unless the context otherwise requires, its consolidated subsidiaries;

        "Messer Griesheim Group" and "the Group" refer to the parent of Messer Griesheim Holding AG, Messer Griesheim Group GmbH & Co. KGaA, a German Partnership limited by shares, or Messer Griesheim Group GmbH prior to its conversion on November 1, 2001 to Messer Griesheim Group GmbH & Co. KGaA;

        "Messer Employee GmbH" refers to Messer Employee GmbH & Co. KG, a company through which employees participating on our share purchase and option plan are to hold shares in Messser Griesheim Group.

        "Messer Industrie" and "MIG" refers to Messer Industrie GmbH, a holding company for the Messer family's minority interest in Messer Griesheim Group.

REPORT FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

        The accounts being reported on are the consolidated results of Messer Griesheim Holding AG. Our obligation to file this report with The Bank of New York (the "Trustee"), for the benefit of our noteholders, and the U.S. Securities and Exchange Commission arises under the indenture, dated as of May 16, 2001, between the Company and the Trustee, pursuant to which the Company has issued its 10.375% Senior Notes due 2011.

        This document includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our expectations are based on reasonable assumptions, we cannot assure you that actual results will not be materially different from our expectations. Factors that could cause our actual results to differ materially from our expectations include, among other things:

  •
  the amount of proceeds that we realize from our divestiture program;

  •
  the timing of the receipt of proceeds that we realize from our divestiture program;

  •
  the amount of savings in operational costs that Messer Griesheim is able to achieve as a result of its cost-savings program;

  •
  the costs of implementing Messer Griesheim's cost-savings program;

  •
  the timing to achieve benefits of our cost-savings program;

  •
  anticipated trends and conditions in our industry, including regulatory developments;

  •
  our capital needs; and

  •
  our ability to compete.

        We are under no obligation to update or revise publicly any forward-looking statement. The forward-looking events discussed in this document might not happen. In addition, you should not interpret statements regarding past trends or activities as promises that those trends or activities will continue in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement and the more detailed discussion of risks in the section entitled "Risk Factors" of the Company's Post-Effective Amendment No. 1 to its Registration Statement on Form F-4 filed with the Securities and Exchange Commission on April 30, 2002. Some numbers that appear in this document (including percentage amounts) have been rounded. Numbers in tables may not sum precisely to the totals shown due to rounding.

        Investors are cautioned that forward-looking statements contained in this section involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management.

BUSINESS

        We are a producer and distributor of industrial gases, including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen, helium, specialty gases and acetylene. The industrial gases we produce are used in a broad range of industries, such as the industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the Company's unaudited interim condensed consolidated financial statements included elsewhere herein. The Company's financial statements are prepared in accordance with the International Accounting Standards of the International Accounting Standards Board, or IAS, which differ in certain significant respects from U.S. GAAP. You can find reconciliations of net income, and shareholders' equity and disclosures regarding differences between IAS and U.S. GAAP in note 19 to the Company's unaudited interim condensed consolidated financial statements.

        The Company calculates normalized EBITDA as operating profit before depreciation and amortization, after adding back charges for impairment of intangible assets and property, plant and equipment, restructuring and reorganization charges.

        Normalized EBITDA is not a measure recognized by IAS or U.S. GAAP. This and similar measures are used by different companies for differing purposes and are often calculated in ways that reflect the unique situations of those companies. We urge you to be very cautious in comparing our normalized EBITDA data to the EBITDA data of other companies. Normalized EBITDA is not a substitute for operating profit as a measure of operating results. Likewise, normalized EBITDA is not a substitute for cash flow as a measure of liquidity.

Overview

        We operate in 48 countries through more than 419 facilities, including production plants, distribution and filling stations and research centers. We have an estimated global market share of approximately 5% of the total industrial gases market, making us the seventh largest industrial gas producer worldwide, and leading market shares in Germany and certain other countries in central and eastern Europe. We also have strong businesses in selected industrial areas of the United States and in selected niche markets in other Western European countries. In the first quarter 2002, we generated net sales of EURO386.4 million and normalized EBITDA of EURO97.3 million.

        Our primary or core markets are Europe and North America. Our two largest markets, Germany and North America, collectively accounted for 65.0% of our net sales and 74.5% of our normalized EBITDA for the first quarter 2002. Within each of our geographic markets, we generally organize our business based upon how we deliver industrial gases to our customers: delivery of large volumes from on-site production facilities or by pipeline, delivery in bulk tanks transported by truck or rail and delivery in gas cylinders. In addition to our core markets of Europe and North America, we also operate in Asia, Africa and Latin America. We are in the process of divesting substantially all of the assets outside our core markets, along with certain non-strategic assets in our core markets. Other than our joint ventures in China, we anticipate completing these divestitures by year end 2002.

Acquisition Transactions, Refinancing and Divestiture Program

        As discussed elsewhere in this document, the acquisition transactions have been accounted for at fair value and, accordingly, our assets and liabilities have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of Messer Griesheim for periods prior to the acquisition transactions are not comparable to our financial statements for periods subsequent to the acquisition transactions. To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables and schedules of this document, and in our unaudited interim condensed consolidated financial statements to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

The Acquisition of Messer Griesheim

        Prior to the completion of the acquisition transactions described below, Messer Griesheim was owned:

  •
  33 1/3% by the Messer family through a holding company, Messer Industrie GmbH, and

  •
  66 2/3% by Hoechst AG, a subsidiary of Aventis S.A. Aventis was formed in December 1999 as the result of the merger of Hoechst AG and Rhône-Poulenc S.A., two of Europe's largest chemical companies.

        On December 31, 2000, Messer Industrie, Hoechst and our parent company Messer Griesheim Group GmbH (formerly named Cornelia Verwaltungsgesellschaft mbH), entered into certain acquisition transactions.

        As a result of the acquisition transactions, Messer Holding owns 100% of Messer Griesheim and Messer Holding is directly or indirectly wholly owned by Messer Griesheim Group. Messer Holding and Messer Griesheim Group are both holding companies with no material assets other than their direct or indirect interests in Messer Griesheim (and, in Messer Holding's case, the payments under the intercompany loan to Messer Griesheim). During the three month period ended March 31, 2002, our employees purchased shares through the share purchase and option plan. They hold their shares through Messer Employee GmbH & Co. KG. Consequently, Messer Griesheim Group is owned as of March 31, 2002:

  •
  32.18% by the Messer family, through Messer Industrie;

  •
  33.17% by Allianz Capital Partners;

  •
  33.17% by six private equity funds managed by affiliates of The Goldman Sachs Group, Inc.; and

  •
  1.48% by Messer Employee GmbH & Co. KG reflecting ownership interests of our employee participants in the share purchase and option plan.

        In connection with these acquisition transactions, the main shareholders of Messer Griesheim Group entered into a shareholders' agreement governing their respective voting control and other ownership rights with respect to the issuer and Messer Griesheim.

        Due to certain antitrust related considerations relating to the equity interest of Allianz AG in a competitor of Messer Griesheim, the agreement generally allocates the rights of the financial sponsors relating to corporate governance and management to the GS Funds until such time as the antitrust related considerations are no longer relevant. Accordingly, until then, members of the shareholders' committee appointed by the GS Funds will represent all votes of the financial sponsors constituting 66.34% of all votes in the shareholders' committee. Thereafter, the rights will be shared by Allianz Capital Partners and the GS Funds, with Allianz Capital Partners having a deciding vote in the event of a lack of consensus between Allianz Capital Partners and the GS Funds, subject to certain exceptions.

Transaction Structure

        The following diagram shows our ownership structure and the structure of our principal indebtedness as of March 31, 2002 following completion of the acquisition transactions on or about April 30, 2001, reflecting the issuance of the senior notes and the refinancing or repayment of our indebtedness to the extent completed, including repayment in full of the EURO400 million mezzanine bridge facility and repayment of EURO115 million of our senior term facilities and subsequent share purchases by our employees through the share purchase and option plan mentioned above.

Messer Industrie GmbH(1)
Allianz Capital Partners
GS Funds(2)
Messer Employee GmbH & Co. KG(3)
32.18%
33.17%
33.17%
1.48%
Messer Griesheim Group GmbH & Co. KGaA
10.375% notes due 2011(5)
100%(6)
Noteholders
Messer Griesheim Holding AG
Intercompany loan(5)
100%
Pledge of all shares of Messer Griesheim GmbH to senior lenders
Messer Griesheim GmbH(4)
Senior Lenders
Senior term facilities(7)
Messer Griesheim Subsidiaries
Subsidiary guarantees of senior term facilities

(1)
The holding company for the Messer family's interests in Messer Griesheim.

(2)
Certain private equity funds managed by affiliates of The Goldman Sachs Group, Inc.

(3)
The employees participating in the stock option plan hold their shares through Messer Employee GmbH & Co. KG. The participant's voting rights are exercised by the managing partner of this company.

(4)
Principal operating company in Germany and holding company for the remainder of our operations.

(5)
EURO550.0 million aggregate principal amount.

(6)
Messer Griesheim Group owns 100% of Messer Holding, 33.33% of which is owned directly and 66.67% of which is owned through the wholly owned subsidiary DIOGENES 20. Vermögensverwaltung GmbH.

(7)
EURO1,340 million was the initial aggregate amount of senior term loan facilities. Messer Griesheim GmbH repaid EURO115 million principal amount of senior term facilities on or about May 16, 2001 with a portion of the proceeds from the sale of the senior notes. As of March 31, 2002, EURO922.9 million aggregate principal amount remained outstanding under the senior term facilities. The senior term facilities also include committed but undrawn funds totaling EURO297 million under revolving facilities. Certain of Messer Griesheim's subsidiaries are also direct borrowers under the senior term facilities.

Refinancing Program

        In connection with the acquisition transactions described above, substantially all of Messer Griesheim's existing indebtedness was refinanced through the senior term facilities and the senior notes. Upon the initial closing of the acquisition, Messer Griesheim entered into a senior term facilities agreement with aggregate available funds of EURO1,650 million ( EURO1,340 million of term loan facilities and EURO310 million of revolving facilities) and a mezzanine bridge facility agreement in the aggregate amount of EURO400 million. On May 16, 2001, the Company issued EURO550 million principal amount of 10.375% senior notes maturing on June 1, 2011. Upon the closing of the sales of the senior notes, Messer Holding made an intercompany loan to Messer Griesheim with the gross proceeds from the senior notes, and Messer Griesheim used the intercompany loan to repay the mezzanine bridge facility in full and repay EURO115 million principal amount of the outstanding term borrowings under the facilities.

Business Practices

        We believe the following selected business practices are important for a proper understanding of financial reporting risks.

Net Sales

        We primarily earn revenues from:

  •
  sales of industrial gases and, to a lesser extent,

  •
  sales of hardware related to industrial gas usage.

        Our sales of industrial gases, which amount to greater than 90% of our total revenue, are divided into three business units corresponding to their mode of delivery: on-site and pipeline sales, bulk delivery sales and cylinder delivery sales. Contracts in our on-site production and pipeline supply businesses in Europe and the United States typically have terms of 10 to 15 years and usually have "take-or-pay" minimum purchase provisions. In each of the last three years, the "take-or-pay" minimum purchase requirements in our on-site and pipeline supply contracts accounted for approximately 60% to 70% in Germany and 40% to 45% in the United States of the total amount of net sales that we generated under these contracts.

        Contracts in our bulk business generally have terms of two to three years in Europe and five to seven years in the United States. Customers in our on-site and pipeline and bulk businesses have historically exhibited high renewal rates, with over 90% of customers whose contracts expired in the past five years renewing their contracts with us. Our on-site, pipeline and bulk businesses in Germany and the United States accounted for approximately 39% of our total net sales and approximately 51% of our normalized EBITDA in the first quarter 2002. We generally sell our cylinder gases by purchase orders or by contracts with terms ranging between one to two years in Europe and three to five years in the United States.

        Our net sales are dependent on the economic conditions in the markets in which we operate. However, we believe that we have limited exposure to the cyclical nature in demand of any particular industry because of the wide diversity of industries represented by our customer base.

        Although industrial gas prices appear to have recently stabilized in many of the markets in which we operate, prices have consistently decreased for at least the last 10 years, especially in the bulk and commodity gas cylinder segments, due to aggressive efforts by most producers to increase market share. The profit margin impact of this price erosion has been partially offset by efficiency improvements throughout the supply chain and regional consolidation among large participants in the industry, permitting economies of scale. In addition, new applications for industrial gases have increased sales volumes and profit margins.

Cost of Sales

        Our principal raw material is air, which is free and which we separate into its component gases. Cost of sales principally consists of:

  •
  capital costs of plants;

  •
  costs of energy required for production; and

  •
  labor costs relating to production.

        Energy costs consist principally of electrical power costs. Electricity represents approximately 27% of cost of sales in the first quarter of 2002. We are able to pass on a portion of increases in energy costs to many, but not all, of our on-site and pipeline customers with long-term supply contracts, although these adjustments in cost often occur only on an annual basis. The amount and other terms of these energy cost pass-through provisions vary by contract.

        Labor costs relating to production consist principally of wages and salaries, social security contributions and other expenses related to employee benefits. Social security contributions include our portion of social security payments as well as our contributions to workers' insurance associations.

        We depreciate fixed assets on a straight-line basis. Our depreciation rates assume a useful lives ranging from 10 to 50 years for buildings, 10 to 20 years for plant and machinery and 3 to 20 years for other plant, factory and office equipment.

Divestiture Program

        Our core markets are Europe and North America. In May 2001, immediately following our change of ownership resulting from the acquisition transactions described elsewhere in this document, we adopted a divestiture program. Pursuant to the divestiture program, we intend to sell substantially all of our assets and operations in our non-core markets in Asia, Africa and Latin America, as well as certain non-strategic assets and operations in our core markets. The proceeds from this divestiture program will be used to reduce our consolidated debt.

        Pursuant to the divestiture program, as of March 31, 2002, we have completed disposals of our home care business in Germany, our health care business in Canada and our non-cryogenic plant production operations in Germany, the United States, Italy and China. We also have completed disposals of our operations in Argentina, Brazil, Mexico, South Africa, South Korea and Venezuela, our nitric oxide business in Germany, our carbon dioxide business in the United States and our nitrogen services business in the United Kingdom. Subsequent to March 31, 2002 we disposed of our activities in Egypt and Trinidad & Tobago which enabled us to repay our senior term disposal facility.

        The remaining divestiture of certain of our assets and operations may require additional expenditures prior to their disposal.

Cost-Savings Plan

        We are implementing a plan to reduce our operating costs, principally in Europe. This plan involves eliminating duplication in support positions for certain process functions, reducing energy costs, centralizing key process functions and simplifying our management structure. We have identified most of the specific cost savings measures that we anticipate to achieve by year-end 2003. We expect that these measures will reduce the cost base of our operations in our core markets relative to its level for the year 2000 by approximately EURO100 million by year-end 2003. To implement these measures, we expect to spend in total approximately EURO84 million between April 30,

2001 and year end 2003, principally to be applied towards severance payments and efficiency improvements.

        For the eight month period ended December 31, 2001, we have reduced the cost base of our operations in our core markets relative to its level for the year 2000 by EURO27.0 million. As a result of implementation of these measures, we incurred total one time costs of approximately EURO25.7 million (excluding EURO12.5 million of costs that were included as part of the purchase price accounting adjustments) for the eleven month period ended March 31, 2002, of which EURO0.4 million was recorded in the first quarter of 2002. We expect to incur an additional EURO46.2 million of one-time costs by year end 2003.

Critical Accounting Policies

        The results of our operations and financial condition are dependent upon the utilization of accounting methods, assumptions and estimates that are used as a basis for the preparation of the unaudited interim condensed consolidated financial statements. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which management believes are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with the unaudited interim condensed consolidated financial statements.

Purchase Accounting

        We accounted for the acquisition transactions similar to that of an acquisition of Messer Griesheim by Messer Holding. The accounting for this acquisition resulted in significant amount of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in the industry conditions, technological advances and other economic factors could result in revisions to the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Such differing allocations could impact future operating results.

Recoverability of Long-Lived Assets

        Our business is capital intensive and, historically, required a significant investment in property, plant and equipment. At March 31, 2002, the carrying value of our property, plant and equipment was EURO1,676 million. At March 31, 2002 long-lived intangible assets amounted to EURO843 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or by discounted estimated future cash flows.

        A continuation of the currently competitive economic conditions in the industrial gas industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. This could result in decreased production and reduced capacity utilization. Such events could result in reductions of future estimates of net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, negatively impacting future operating results.

Recoverability of Investments in Subsidiaries Available for Sale

        We have made a series of investments in, and advances to, companies that are principally engaged in the manufacture, sale and distribution of industrial gases which are located in regional markets which we no longer consider part of our core markets. At March 31, 2002, the carrying amounts of investments in subsidiaries available for sale aggregate EURO45 million. Our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, we consider the length of time and magnitude of excess of carrying value, the forecasted results of the investee, the economic environment in the regional market and our ability and intent to hold the investment.

        A slump in demand for industrial gases could adversely impact the operations of these investments to generate future net cash flows. Furthermore, since these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect future operating results.

Realization of Deferred Tax Assets

        At March 31, 2002, we had total deferred tax assets (net of valuation allowance) of approximately EURO193 million. Included in this total are the benefit of net operating loss and tax credit carry forwards of approximately EURO129 million. Such tax loss and credit carry forwards generally do not expire under current law, except certain amounts attributable to operations in the United States that expire in 20 years. Realization of these amounts are dependent upon the generation of future taxable income at a level sufficient to absorb the loss and credit carry forwards. These deferred tax assets were recognized to the extent that it is probable that future taxable profit will be available. The amount of total deferred tax assets considered realizable prospectively could be reduced if our estimates of projected future taxable income are lowered from present levels or changes in current tax regulations are revised which could impose restrictions on the time or extent of our ability to utilize tax loss and credit carry forwards in the future.

Restructuring Charges

        Subsequent to the acquisition transactions, the management approved plans to restructure the Group and reduce costs. These changes were intended to, among other things, improve operational efficiencies and improve profitability. While the management approved a detailed restructuring plan, the calculation of the provision requires the use of estimates and management judgment. Additionally, if industry conditions continue to deteriorate or an economic downturn is experienced in the future, further restructuring charges may be incurred. Resulting variances from estimates previously utilized may adversely impact future financial results.

Reclassifications

        Certain reclassifications have been made to the presentation of the prior period to conform to the current period classifications.

Results of Operations

        When comparing the three month periods ended March 31, 2002 and 2001, consideration should be given to the impact on comparability arising from the acquisition transaction, the refinancing program, the divestiture program and the other developments described above. As a result of these events, comparability is impacted by a number of factors, the most significant of which are (i) the new cost base of the Company's assets and liabilities as a result of the acquisition program, (ii) the refinancing program and the resulting impact on financing costs and (iii) the divestiture program. All of these factors impacted the results presented for the three month period ended March 31, 2002.

        To highlight this lack of comparability, a solid vertical line has been inserted, where applicable, between columns in the tables below, in our interim condensed consolidated financial statements and elsewhere in this document in order to distinguish information pertaining to the pre-acquisition and post-acquisition periods.

Three Months Ended March 31, 2002 Compared with Three Months Ended March 31, 2001

        The following table sets forth a summary of the results of operations for the three month periods ended March 31, 2002 and 2001, in terms of amounts as well as a percentage of net sales.

	Three Months Ended March 31, 2002 Messer Griesheim Holding AG		Three Months Ended March 31, 2001 Messer Griesheim GmbH
	EURO (in millions)%		EURO (in millions)%
Net sales	386.4	100.0	435.1	100.0
Cost of sales	(194.6)	(50.4)	(220.8)	(50.7)

Gross profit	191.8	49.6	214.3	49.3
Distribution and selling costs	(117.6)	(30.4)	(135.1)	(31.1)
General and administrative costs	(35.7)	(9.2)	(34.5)	(7.9)
Other, net(1)	(10.4)	(2.7)	(10.7)	(2.5)

Operating profit	28.1	7.3	34.0	7.8

Interest expense, net	(35.2)	(9.1)	(25.1)	(5.8)
Profit (loss) before income taxes and minority interests	(7.7)	(2.0)	(0.8)	(0.2)
Income taxes	(3.2)	(0.8)	(3.9)	(0.9)
Net loss	(13.4)	(3.5)	(6.7)	(1.5)
Normalized EBITDA	97.3	25.2	91.9	21.1

(1)
Amounts include total net of research and development costs, other operating income, other operating expense and restructuring and reorganization charges.

        Net sales.    Net sales decreased 11.2% to EURO386.4 million in the first quarter 2002 from EURO435.1 million in the same period 2001 based essentially on the factors described below.

	Three Months Ended March 31, 2002 Messer Griesheim Holding AG	Three Months Ended March 31, 2001 Messer Griesheim GmbH
	EURO (in millions)	EURO (in millions)
Net sales (Business Areas)
Germany	157.4	173.1
Western Europe, excluding Germany	66.2	64.2
Eastern Europe	54.0	53.5
North America	93.6	98.5
Others	14.1	45.4
Reconciliation/Corporate	1.1	0.4

Total	386.4	435.1

  •
  Net sales in Germany decreased 9.1% to EURO157.4 million in the first quarter 2002 from EURO173.1 million in the same period 2001. The first quarter 2001 included EURO7.2 million of sales from the disposed businesses Homecare and Mahler. Excluding this effect, net sales for Germany decreased by 5.1% or EURO8.5 million, of which EURO6.5 million resulted from our industrial gas business and the remainder of the decrease resulted from our specialty gas business subsidiary for the semiconductor industry. This decrease is due to lower demand caused by an overall downturn in the business climate in Germany.

  •
  Net sales in Western Europe (excluding Germany) increased 3.1% to EURO66.2 million in the first quarter 2002 from EURO64.2 million in the same period 2001. This increase is primarily due to higher sales volumes from our activities in Spain and Italy more than offsetting lower sales in Benelux and the United Kingdom. In the first quarter 2002, the region benefited from our entering into the cylinder business in Spain and increased bulk CO2 sales in Italy. Lower sales occurred in the United Kingdom due to a decline in the beverage business and in Benelux from the cylinder business.

  •
  Net sales in Eastern Europe increased 0.9% to EURO54.0 million in the first quarter 2002 from EURO53.5 million in the same period 2001. The first quarter 2001 included a sale from an on-site plant in Austria amounting to EURO2.6 million. Excluding this effect, net sales for the region increased from EURO50.9 million in the first quarter 2001 by EURO3.1 million or 6.1% to EURO54.0 million in the same period 2002. Sales volumes in almost all countries in the region increased compared to the same period 2001. The only exception was Bulgaria where we had a temporary shortfall in product sourcing. The main sales increases arose from our businesses in Finland, Hungary, the Czech Republic and Yugoslavia, where new business was generated. This development confirms our leading position in Eastern Europe.

  •
  Net sales in North America decreased 5.0% to EURO93.6 million in the first quarter 2002 from EURO98.5 million in the same period 2001. This decrease results from the EURO12.2 million reduction in net sales as a result of the business disposals pursuant to the divestiture program (the sale of Generon, Healthcare Canada and CO2 business) and is partially offset by EURO4.6 million by the appreciation of the U.S. dollar against the Euro in the first quarter 2002. Excluding the effects of the business disposals in the first quarter 2002 and appreciation of the U.S. dollar net sales increased by 3.1% from EURO86.3 million in the first quarter 2001 to EURO89.0 million in the first quarter 2002. This increase reflects an improving business climate in the U.S. and successful pricing increases, particularly within the bulk and pipeline business.

  •
  Net sales in Other Business Areas decreased 68.9% to EURO14.1 million in the first quarter 2002 from EURO45.4 million in the same period 2001. This decrease primarily results from the divestiture program which resulted in the de-consolidation of our subsidiaries in Mexico, Brazil, Argentina, Peru, Venezuela, Trinidad & Tobago, South Africa, Singapore, Korea and Indonesia as of April 30, 2001. Therefore, the figures are not comparable.

        Cost of sales.    Cost of sales decreased 11.9% to EURO194.6 million in the first quarter 2002 from EURO220.8 million in the same period 2001. Cost of sales consist primarily of raw material costs (e.g. energy), purchased parts and direct labor, as well as manufacturing overheads and depreciation.

        The change in cost of sales is influenced by an amount of EURO2.4 million representing additional depreciation due to step ups related to the purchase method of accounting. Excluding the impact of the purchase method of accounting, cost of sales decreased by 13% to EURO192.2 million in the first quarter 2002. This decrease is caused by lower sales as compared to the first quarter 2002 and by the effect of the de-consolidation.

        Furthermore, the decrease in cost of sales also results from our successful cost saving initiatives as the gross margin improved from 49.3% to 49.6% (50.3% excluding the impact from purchase accounting).

        Distribution and selling costs.    Distribution and selling costs decreased 13% to EURO117.6 million in the first quarter 2002 from EURO135.1 million in the same period 2001. Distribution and selling costs consist primarily of sales organization costs, transport of gases and cylinders from the production site or filling station to the customer, depreciation of the cylinders and tanks at the customer site, advertising and sales promotions, commissions and freight.

        The change in distribution and selling costs is influenced by an amount of EURO9.7 million representing additional depreciation due to step ups related to the purchase method of accounting. Excluding the impact of the purchase accounting, distribution and selling costs decreased by 20.1% to EURO107.9 million in the first quarter 2002. This decrease is caused by lower sales as compared to the first quarter 2002 and by the effect of the de-consolidation. Additionally, the decrease in distribution and selling costs results from our successful cost saving initiatives as distribution and selling costs in relation to sales decreased from 31.1% to 30.4% (27.9% excluding the impact from purchase accounting).

        General and administrative costs.    General and administrative expenses increased by 3.5% to EURO35.7 million in the first quarter 2002 from EURO34.5 million in the same period 2001. General and administrative costs consist primarily of personnel costs attributable to general management, finance and human resources functions, as well as other corporate overhead charges.

        Operating profit.    Operating profit decreased to EURO28.1 million in the first quarter 2002 from EURO34.0 million in the same period 2001 based essentially on the factors described below.

	Three Months Ended March 31, 2002 Messer Griesheim Holding AG	Three Months Ended March 31, 2001 Messer Griesheim GmbH
	EURO (in millions)	EURO (in millions)
Operating profit (loss) (Business Areas)
Germany	24.3	32.5
Western Europe, excluding Germany	2.1	4.4
Eastern Europe	7.3	6.8
North America	4.7	5.8
Others	2.4	(4.1)
Reconciliation/Corporate	(12.7)	(11,4)

Total	28.1	34.0

  •
  In Germany, the operating profit amounted to EURO24.3 million in the first quarter 2002 as compared to an operating profit of EURO32.5 million in the same period 2001. The operating profit in the first quarter 2002 includes additional depreciation and amortization of EURO11.4 million related to the purchase accounting. Excluding this effect, operating profit increased from EURO32.5 million by 9.8% to EURO35.7 million. This increase results primarily from cost savings more than offsetting the negative impact of lower sales.

  •
  In Western Europe, excluding Germany, the operating profit amounted to EURO2.1 million in the first quarter 2002 compared to an operating profit of EURO4.4 million in the same period 2001. The operating profit in the first quarter 2002 includes additional depreciation and amortization of EURO2.2 million related to the purchase method of accounting. Excluding this effect, operating profit decreased slightly by EURO0.1 million or 2.3% to EURO4.3 million in the first quarter 2002 compared to EURO4.4 million in the first quarter 2001. This decrease is primarily due to decreased margins in Switzerland.

  •
  In Eastern Europe, the operating profit amounted to EURO7.3 million in the first quarter 2002 compared to an operating profit of EURO6.8 million in the same period 2001. The operating profit in the first quarter 2002 included additional depreciation and amortization of EURO1.8 million related to the purchase accounting. The operating profit in the first quarter 2001 included a restructuring expense of EURO0.3 million which did not occur in the same period 2002. Excluding these effects, operating profit increased by EURO2.0 million or 28.2% to EURO9.1 million in the first quarter 2002 compared to EURO7.1 million in the same period 2001.

  •
  In North America, the operating profit amounted to EURO4.7 million in the first quarter 2002 as compared to EURO5.8 million in the same period 2001. The operating profit in the first quarter 2002 includes additional depreciation and amortization of EURO4.5 million related to the purchase accounting. In addition, the operating profit in the first quarter 2001 included restructuring expenses of EURO1.5 million which did not occur in the same period 2002. Excluding these effects, plus EURO0.4 million resulting from the effect of the appreciation of the U.S. dollar against the Euro in the first quarter 2002, operating profit increased by EURO1.5 million or 20.5% to EURO8.8 million in the first quarter 2002 as compared to EURO7.3 million for the same period in 2001. This increase reflects the beginning of an improving business climate in the U.S.

  •
  Operating profit (loss) in Other Business Areas improved to a profit of EURO2.4 million in the first quarter 2002 compared to a loss of EURO4.1 million in the same period 2001. This improvement results primarily from the deconsolidation of loss making companies as well as a more efficient utilization of new plants in Asia which commenced operations during 2001. However, these figures are generally not comparable as a result of the de-consolidation of companies in Mexico, Brazil, Argentina, Peru, Venezuela, Trinidad & Tobago, South Africa, Singapore and Indonesia.

        Interest expense, net.    Net interest expense increased 40.2% to EURO35.2 million in the first quarter 2002 from EURO25.1 million in the same period 2001. This increase is due to our refinancing program following the acquisition transactions which resulted in an increase in the average interest rate from 6.5% to 8.2% per annum.

        Income taxes.    In the first quarter 2002 the Group recorded income tax expense of EURO3.2 million, compared to an income tax expense of EURO3.9 million in the same period 2001. This expense in 2002, despite our operating loss, is mainly due to non deductible interest expense and goodwill amortization.

Liquidity and Capital Resources

Cash Flows for the Three Month Period Ended March 31, 2002 and the Three Month Period Ended March 31, 2001

        The following table summarizes our cash-flow activity during the three month period ended March 31, 2002 and the three month period ended March 31, 2001. Consideration should be given to the effects of the acquisition transactions, the refinancing program, and the divestiture program when comparing historical financial information, for periods prior to April 30, 2001 to periods thereafter. The solid vertical line separates the information for periods prior to and subsequent to the acquisition transactions:

	Three Months Ended March 31, 2002 Messer Griesheim Holding AG	Three Months Ended March 31, 2001 Messer Griesheim GmbH
	EURO (in millions)	EURO (in millions)
Cash flow from operating activities	85.8	6.8
Cash flow used in investing activities	(21.6)	(40.9)
Cash flow from (used in) financing activities	(37.5)	39.7
Cash and cash equivalents, end of period	214.0	57.4

        Cash flow from operating activities.    The cash flows from operating activities increased to EURO85.8 million from EURO6.8 million. Operating cash flows in the first quarter of 2002 reflects a net loss of EURO13.4 million, consisting of EBIT (earnings before income taxes) of EURO25.0, net of interest and taxes of EURO35.2 and EURO3.2, respectively. Operating cash flows in the first quarter of 2001 reflects a net loss of EURO6.7 million, consisting of EBIT of EURO22.3 million, net of interest and taxes of EURO25.1 million and EURO3.9 million, respectively. Significant non-cash items impacting operating activities included an increase in depreciation and amortization totaling EURO68.8 million in the first quarter of 2002, compared with EURO55.8 million in the first quarter of 2001.

        Cash flow from investing activities.    The cash flow used in investing activities decreased to EURO21.6 million from EURO40.9 million. The decrease mainly resulted from reductions in capital expenditures for property plant and equipment and intangible assets to EURO23.2 million from EURO31.8 million, and from reductions in investments in and loans to related parties and subsidiaries available for sale to EURO8.5 million from EURO13.2 million during the first quarter of 2002 and 2001, respectively. In addition, investing cash flows during the first quarter of 2002 includes EURO6.9 million of proceeds from sales of investments and property plant and equipment and intangible assets.

        Cash flow from financing activities.    The company used EURO37.5 million in cash for financing activities during the first quarter of 2002, and generated EURO39.7 million during the first quarter of 2001. Cash flows for financing activities during the first quarter of 2002 included interest paid of EURO30.6 million and principal reductions of corporate debt of EURO5.1 million, whereas financing cash flows during the first quarter of 2001 include EURO74.0 of cash received arising from increases in corporate debt, reduced by interest paid of EURO25.3 million.

Contractual Obligations

        The following table summarizes our contractual obligations as of December 31, 2001:

	Payments Due by Period
	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
	EURO (in millions)	EURO (in millions)	EURO (in millions)	EURO (in millions)	EURO (in millions)
Contractual Obligations
Long-Term Debt	42.6	103.2	112.6	1,266.3	1,524.7
Capital Lease Obligations(1)	15.7	49.1	59.5	47.5	171.8
Operating Lease Obligations	8.1	16.3	14.8	52.0	91.2
Commitments
Other Long-Term Obligations(2)					32.0
ACIC Joint Ventures					32.0
Financial Guarantees(3)					206.7
Long-Term Purchase Agreements					68.6
Other(4)					22.8

(1)
The capital lease obligations include an interest portion of EURO32.8 million.
(2)
Other financial obligations not included in the consolidated balance sheet relate to long-term commitments for capital expenditures of EURO32.0 million at December 31, 2001.
(3)
Financial guarantees mainly include guarantees for third party debt of deconsolidated subsidiaries included in assets available for sale from the divestiture program of EURO149.6 million and other at equity consolidated subsidiaries of EURO28.4 million.
(4)
Commitments for capital to be funded to equity and cost method investees totaled EURO22.8 million at December 31, 2001.

Anticipated Uses/Expenditures and Sources of Funds

        Capital expenditures in our core markets as a percentage of net sales was 6.0% in the three-month period ended March 31, 2002, as compared to 7.3% in the same period 2001. A core component of our strategy is to reduce Messer Griesheim's historically high levels of capital expenditure. However, we will require funds to meet scheduled debt repayments and to fund the acquisition, if and when it happens, of the China assets as elsewhere stated in this Form 6-K, with a purchase price of EURO32 million and the assumption of existing debt of the ACIC joint ventures (approximately EURO16.5 million at March 31, 2002).

        We had total indebtedness (including finance leases) of EURO1,660.2 million at March 31, 2002, of which EURO1,610.6 million was long-term indebtedness. The indebtedness was primarily due to banks and our bondholders and had an average rate of interest of approximately 8.2% at March 31, 2002.

        Messer Griesheim's principal sources of funds have been cash flow from operations and borrowings from banks. We expect that, going forward, we will finance on-going operations and implement our cost-savings measures and information-technology improvements with a combination of existing cash balances and operating cash flows, and available funds from our credit lines. We are dependent on the proceeds from our divestiture program to meet our contractually scheduled debt repayment under our senior facilities on April 30, 2003. We expect that our other cash requirements will be met through operating cash flows.

        As of March 31, 2002, we had in place unused credit lines totaling EURO297.0 million. In addition, certain of our subsidiaries have unused available credit lines under local facilities.

Interest Rate Risk Management

        We are exposed to interest rate risk mainly through our debt instruments. We manage interest rate risk on a group-wide basis with a combination of fixed and floating rate instruments designed to balance the fixed and floating interest rates. We have entered into interest rate swap agreements that effectively convert a major portion of our floating rate indebtedness to a fixed rate basis for the next two and one half years, thus reducing the impact of interest rate changes on future interest expense.

        As of March 31, 2002, approximately 90% of our debt facilities were hedged to comply with the terms of our senior facilities agreement. The remaining 10% of our multicurrency debt facilities have floating rates. With respect to such portion of the debt facilities for each fluctuation in market interest rates of 1%, the interest expense related to such portion of the debt facilities would fluctuate by EURO1.5 million.

Foreign Exchange Risk Management

        We also are exposed to foreign currency exchange risk related to foreign currency denominated assets and liabilities and debt service payments denominated in foreign currencies. We manage foreign currency exchange risk on a group-wide basis using exchange forward contracts. Our current policy with respect to limiting foreign currency exposure is to economically hedge foreign currency exposures when appropriate.

        For the majority of our operations, we have local production facilities which generate cash flows in local currencies. These cash flows generally match local expenditures and debt service of these operations, resulting in a 95% or greater "natural hedge" as of March 31, 2002.

        The most significant foreign exchange rate risks exist in Central America, Eastern Europe and China where we produce locally. A portion of our debt serviced by these facilities is in Euros and U.S. dollars. Accordingly, we depend on the stability of currencies in these countries in order to service these debts. The total Euro and US dollar denominated debt in these countries is EURO29 million. The single largest debt is approximately EURO9 million in Poland. An increase or decrease of 10% of the PLN Zloty against the Euro would result in an impact of approximately EURO1 million on our results of operations. If all the currencies in these countries depreciate against the Euro and the U.S. Dollar, a 10% change would impact our consolidated net results by approximately EURO3 million on a pretax basis.

        Our reporting currency is the Euro. The net assets outside the "Euro zone" are subject to currency fluctuations against the Euro. The most volatile currencies are those of Eastern Europe, China and Central America. Normally, we do not hedge the net assets of foreign subsidiaries. Except for our subsidiary located in Yugoslavia, a hyperinflationary economy, in the event the Euro significantly increases in value relative to other currencies, the accounting treatment would result in a charge against our equity without any effect on net income.

Derivative Financial Instruments

        The table below provides information about our significant derivative financial instruments that are sensitive to changes in interest and foreign currency exchange rates as of March 31, 2002. The table presents the notional amounts and the weighted average contractual foreign exchange rates. The terms of our cross-currency exchange forward contracts generally do not exceed one year. At March 31, 2002, our interest rate swaps had remaining terms of two and one half years.

	Contract Notional Amount	Contractual Rates	Fair value March 31, 2002
	( EURO equivalent in thousands, except for contractual rates)
	EURO'000%		EURO'000)
Interest rate cap contracts
Euro	25,565	5.50000%	115 (1)
Interest rate swap contracts
Euro	87,911	4.45500%	70
Euro	285,000	4.69500%	(1,469)
Euro	54,175	4.73000%	(278)
British pounds sterling	28,956	5.81000%	(323)
U.S. dollar	286,895	5.00000%	(4,659)
U.S. dollar	28,804	4.96500%	(413)
Euro	44,325	4.65250%	(185)
	Forward exchange rate
Foreign currency forward contracts
Euro/U.S. dollar	28,689	0.87590	346 (1)
British pounds sterling/U.S. dollar	4,201	1.42008	12 (1)

(1)
Free standing derivatives, which are marked-to-market through earnings.

Commodity Price Risk

        We are exposed to commodity price risks through our dependence on various raw materials, such as chemical and energy prices. We seek to minimize these risks through our sourcing policies, operating procedures and pass through clauses in our product pricing agreements. We currently do not utilize derivative financial instruments to manage any remaining exposure to fluctuations in commodity prices.

Risk Identification and Analysis

        The identification and analysis of risks relating to our operations is conducted through the application of an enterprise-wide risk management system, encompassing all of our activities worldwide. The goal of this risk management system is to foster a group-wide culture of risk management using a common set of objectives and standards in the measurement and treatment of risk. As with any risk management system, the results are based on individual assessments that may be subject to error. There is no guarantee that this system will consistently identify all of the important risks or provide an adequate assessment of their potential impact.

        We are exposed to market risk through our commercial and financial operations as described above. We are implementing a policy of economic hedging against some of these exposures at present, but we may still incur losses as a result of changes in currency exchange rates, interest rates and commodity risk. We do not purchase or sell derivative financial instruments for trading purposes.

Reconciliation to U.S. GAAP

Initial Adoption of Accounting Policies

        Effective July 1, 2001, the Group adopted Statement 141 "Business Combinations" and certain provisions of SFAS 142 "Goodwill and Other Intangible Assets". The Group adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead will be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

        In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the unaudited interim condensed consolidated financial statements. However, the Group has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Group has also noted that the provisions of SFAS 144 would supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise (see note 40a) and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IAS relating to operations and entities included in the divestiture program would not have occurred.

Main Differences

        Our results as reported under IAS differ from our results as reconciled to U.S. GAAP, principally as a result of the different treatment under U.S. GAAP of:

  •
  allocation of purchase price to assets to be sold,

  •
  restructuring costs,

  •
  transaction costs incurred by our parent on our behalf,

  •
  impairment of long lived assets,

  •
  assembled workforce (intangible asset),

  •
  foreign currency gains and losses on borrowing costs directly attributable to construction,

  •
  provisions for pensions and similar obligations, and

  •
  gains and losses related to financial instruments.

        The significant differences between IAS and U.S. GAAP applicable to the historical financial statements are summarized below. Significant differences between IAS and U.S. GAAP applicable to our historical financial statements are further discussed elsewhere in this document.

Three Months Ended March 31, 2002 compared with Three Months Ended March 31, 2001

        Net loss as reported under IAS was EURO13.4 million in first quarter 2002 and EURO5.3 million as reconciled to U.S. GAAP. There were reconciling adjustments of EURO0.7 million in first quarter 2002 between IAS and U.S. GAAP relating to assets to be sold within one year of the date of the acquisition transaction. The remaining difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to the discontinuation of goodwill amortization under U.S. GAAP upon adoption of SFAS 142 and the tax effect under U.S. GAAP associated with these adjustments.

        In the first quarter 2001, the net loss reported under IAS was EURO6.7 million and EURO6.6 million as reconciled to U.S. GAAP. The difference between net loss reported under IAS and net loss reported under U.S. GAAP is primarily due to property, plant and equipment, provisions for pension and similar obligations and to the tax effect under U.S. GAAP associated with these adjustments.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in EURO thousands, unless otherwise stated)

		Successor	Predecessor
	Note	January 1, 2002 to March 31, 2002	January 1, 2001 to March 31, 2001
Net sales		386,420	435,150
Cost of sales		(194,628)	(220,869)

Gross profit		191,792	214,281

Distribution and selling costs		(117,573)	(135,119)
Research and development costs		(3,787)	(5,089)
General and administrative costs		(35,655)	(34,529)
Other operating income		6,636	6,256
Other operating expense		(12,870)	(9,724)
Restructuring and reorganization charges	8	(408)	(2,123)

Operating profit		28,135	33,953

Equity method investments expense, net		(10)	(2,993)
Other investment income, net		309	767
Interest expense, net	4	(35,234)	(25,078)
Changes in fair value of investments in subsidiaries available for sale	9	(692)	—
Other financial expense, net		(220)	(7,447)

Non-operating expense		(35,847)	(34,751)

Loss before income taxes and minority interests		(7,712)	(798)
Income tax expense		(3,246)	(3,872)

Loss before minority interests		(10,958)	(4,670)

Minority interests, net of income taxes		(2,436)	(2,023)

Net loss		(13,394)	(6,693)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in EURO thousands, unless otherwise stated)

	Note	As of March 31, 2002	As of December 31, 2001
Assets
Intangible assets		842,745	852,809
Property, plant and equipment		1,675,587	1,697,679
Equity method investments		19,199	19,186
Cost method and other investments		57,984	59,347
Deferred tax assets		4,741	4,546
Other long-term receivables, net and other assets	11	37,805	43,081

Non-current assets		2,638,061	2,676,648

Inventories	12	83,719	80,098
Trade accounts receivable, net		293,205	290,743
Investments in subsidiaries available for sale	9	45,122	42,183
Other receivables and other assets		74,332	71,796
Cash and cash equivalents	13	214,015	188,018

Current assets		710,393	672,838

Total assets		3,348,454	3,349,486

Stockholders` equity and liabilities
Issued capital and reserves		967,180	967,180
Accumulated deficit		(82,925)	(69,531)
Cumulative other comprehensive income		18,891	5,740

Stockholders` equity		903,146	903,389

Minority interests		90,238	88,138
Provisions for pensions and similar obligations		168,514	166,356
Other provisions	4	45,812	53,344
Corporate debt, less current portion		1,542,526	1,540,312
Deferred tax liabilities		140,711	135,933
Other liabilities		27,443	25,353

Non-current liabilities		1,925,006	1,921,298

Other provisions	4	146,568	159,215
Corporate debt		38,125	40,927
Trade accounts payable		110,019	118,344
Miscellaneous liabilities		135,352	118,175

Current liabilities		430,064	436,661

Total stockholders` equity and liabilities		3,348,454	3,349,486

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Amounts in EURO thousands, unless otherwise stated)

	Predecessor
				Other comprehensive income
						Cumulative other comprehensive income
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Hedging reserve	Translation reserve		Total stockholders' Equity
Balance as of December 31, 2000	276,098	158,386	(80,164)	—	84,204	84,204	438,524

IAS 39 transition adjustment	—	—	335	—	—	—	335
Net loss	—	—	(6,693)	—	—	—	(6,693)
Cumulative translation adjustment	—	—	—	—	403	403	403

Balance as of March 31, 2001	276,098	158,386	(86,522)	—	84,607	84,607	432,569

	Successor
				Other comprehensive income
						Cumulative other comprehensive income
	Subscribed capital	Additional paid-in capital	Accumulated deficit	Hedging reserve	Translation reserve		Total stockholders' Equity
Balance as of December 31, 2001	90	967,090	(69,531)	(9,199)	14,939	5,740	903,389

Change in fair value of derivatives	—	—	—	4,817	—	4,817	4,817
Net loss	—	—	(13,394)	—	—	—	(13,394)
Cumulative translation adjustment	—	—	—	—	8,334	8,334	8,334

Balance as of March 31, 2002	90	967,090	(82,925)	(4,382)	23,273	18,891	903,146

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in EURO thousands, unless otherwise stated)

	Successor	Predecessor
	January 1, 2002 to March 31, 2002	January 1, 2001 to March 31, 2001
Losses before income taxes and minority interests	(7,712)	(798)

Income taxes (paid) refunded	(3,784)	827
Depreciation and amortization of property, plant and equipment and intangible assets	68,755	55,843
Changes in fair value of investments in subsidiaries available for sale	692	—
Write-down of investments	803	—
(Gain)/losses on disposals of property, plant and equipment and investments	(363)	398
Non-cash changes in equity method investments	10	2,993
Interest expense, net	35,234	25,078
Other financial expense, net	220	7,447
Changes in inventories	(3,378)	(12,461)
Changes in receivables and other assets	2,849	(26,605)
Changes in provisions	(11,145)	(28,354)
Changes in accounts payable and other liabilities	3,605	(17,575)

Cash flow from operating activities	85,786	6,793

Purchases of property plant and equipment and intangible assets	(23,189)	(31,796)
Purchases of investments and loans to related parties	(2,846)	(13,152)
Investments in subsidiaries available for sale for extinguishment of debt	(5,655)	—
Proceeds from the sales of property plant and equipment and intangible assets	1,666	59
Proceeds from the sales of investments	5,272	20
Interest received	3,115	3,930

Cash flow used in investing activities	(21,637)	(40,939)

Net proceeds from additions to non-current corporate debt	—	12,041
Repayments of non-current corporate debt	(1,854)	—
Net (repayment of) proceeds from current corporate debt	(3,247)	61,914
Dividends paid to minorities	(1,514)	(1,514)
Interest paid	(30,620)	(25,308)
Other financial expenses, net	(220)	(7,447)

Cash flow from (used in) financing activities	(37,455)	39,686

Cash flow from operating, investing and financing activities	26,694	5,540

Effect of exchange rate changes on cash and cash equivalents	(697)	1,448
Changes in cash and cash equivalents	25,997	6,988

Cash and cash equivalents
at beginning of reporting period	188,018	50,403
at end of reporting period	214,015	57,391

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

MESSER GRIESHEIM HOLDING AG

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in EURO thousands, unless otherwise stated)

1.    Background and basis of presentation

        Messer Griesheim Holding AG ("the Company" or "Successor") is a supplier of industrial gases. The Company produces and markets industrial gases (including oxygen, nitrogen, argon, helium, carbon dioxide, hydrogen and rare and high-purity gases), gas application processes and customer-site gas production systems. The Company's primary customers include major industrial, chemical and pharmaceutical manufacturers, and the food processing and waste treatment industries. Messer Griesheim Group GmbH & Co. KGaA owns 100% of the shares of Messer Griesheim Holding AG, 33.33% of which is owned directly and 66.67% which is owned through the wholly owned Diogenes 20.Vermögensverwaltung GmbH.

        The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") as adopted by the International Accounting Standards Board and include the accounts of all companies which it controls (collectively, "the Messer Group", "Messer" or "Messer Griesheim GmbH" or the "Group").

        The Successor, incorporated on November 6, 1996, was a dormant company until April 30, 2001, when it was activated to become the holding company for the shares of Messer Griesheim GmbH ("Predecessor"). As of December 31, 2000, the Successor had net assets aggregating EURO44.9, represented by current assets of EURO50.7 and current liabilities of EURO5.8. As discussed in note 3 the Predecessor was recapitalized to effect the acquistion transactions which have been accounted for at fair value. Accordingly, the assets and liabilities of the Group have been recorded at their estimated fair values as of April 30, 2001, the date of the acquisition transactions. As a result, the financial statements of the Group for periods prior to the acquisition are not comparable to the Group's financial statements for periods subsequent to the acquisition. To highlight this lack of comparability, a solid line has been inserted, where applicable, to distinguish information pertaining to the pre-acquisition and post-acquisition periods. The refinancing transactions and the divestiture program adopted by the Group are described in notes 4 and 9, respectively.

        The unaudited interim condensed consolidated financial statements include, in the opinion of management, all adjustments of a normal, recurring nature necessary to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with IAS have been condensed or omitted. These unaudited interim condensed consolidated financial statements have been prepared using similar accounting principles and should, therefore, be read in conjunction with the successors's December 31, 2001 consolidated financial statements and notes thereto. The results of operations for the interim 2002 periods presented are not necessarily indicative of the operating results to be expected for the full year.

        The preparation of unaudited interim condensed consolidated financial statements in conformity with IAS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Certain reclassifications have been made to the presentation of prior periods to conform to the current period classification.

2.    New IAS accounting standards

        The Group has adopted each of the following standards effective January 1, 2001. Unless otherwise stated, adoption of these standards did not have a material impact on the Group's financial position or results of operations.

        In 1998 the IASC issued IAS 39 "Financial Instruments: Recognition and Measurement". IAS 39 was effective for fiscal periods beginning after December 31, 2000. The standard significantly increases the use of fair values in accounting for financial instruments. In addition, it establishes specific criteria relating to hedge accounting. Adoption of this standard on January 1, 2001 resulted in a EURO335 cumulative effect of change in accounting principles, net of deferred taxes totaling EURO223, reported in other comprehensive income.

        In 2000 the IASC issued IAS 40 "Investment Property". IAS 40 was effective for financial statements covering periods beginning on or after January 1, 2001. IAS 40 prescribes the accounting treatment for investment property and related disclosure requirements and replaces previous requirements in IAS 25 "Accounting for Investments". Under IAS 40, investment property is defined as property held to earn rentals or for capital appreciation or both rather than for use in the production or supply of goods or services or for administrative purposes or for sale in the ordinary course of business. The Group has opted for the cost model under which investment property is measured at depreciated cost less any impairment losses.

        In 2000 the IASC revised IAS 19 "Employee Benefits". IAS 19 (revised 2000) was effective for fiscal periods beginning on or after January 1, 2001. The standard changes the definition of plan assets and introduces recognition, measurement and disclosure requirements for reimbursements. The standard prescribes the accounting and disclosure by employers for employee benefits, post employment benefits, other long-term employee benefits, termination benefits and equity compensation benefits.

3.    Acquisition transactions

        On December 31, 2000, Aventis S.A. (parent company to Hoechst AG ("Hoechst")) entered into an agreement with Allianz Capital Partners ("ACP") and six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. (the "GS Funds"), regarding the purchase of Hoechst's shares in Messer Griesheim. The transaction was consummated on April 30, 2001.

        In order to facilitate the purchase of Hoechst's shares in Messer Griesheim by ACP and the GS Funds, Hoechst transferred its 66 2/3% share interest in Messer Griesheim to the Company. On April 30, 2001 Messer Industrie GmbH ("MIG") transferred its 33 1/3% equity interest in Messer Griesheim to the Company for nominal cash and a 33 1/3% equity interest in the Company. As explained in the following paragraph, the Company was then immediately acquired by Messer Griesheim Group GmbH.

        ACP and the GS funds formed a new company, Messer Griesheim Group GmbH & Co KGaA. On April 30, 2001, through Messer Griesheim Group GmbH & Co KGaA, ACP and the GS Funds acquired Hoechst's share of the Company for EURO618 million, payable in cash ( EURO388 million) and deferred notes ( EURO230 million). The EURO230 million note is due from Messer Griesheim Group GmbH & Co KGaA on November 11, 2011, together with interest which, although not currently payable, will accrue thereon at a rate of 250 basis points above the three month EURIBOR. In certain circumstances, the deferred purchase price may be payable earlier. Further, Hoechst has been issued 300,000 bonds ( EURO300) which are convertible into 3% of the equity shares of Messer Griesheim Group GmbH & Co KGaA upon the occurrence of certain events at a nominal conversion price. In addition, MIG transferred its share in the Company for a 32.67% share in Messer Griesheim Group GmbH & Co KGaA and cash of EURO33.2 million. MIG is also entitled to receive additional cash consideration of up to EURO35.8 million upon the occurrence of certain events. As a result of the foregoing transactions, the Company was 100% owned by Messer Griesheim Group GmbH & Co KGaA, which in turn is owned by ACP (33.665%), the GS Funds (collectively 33.665%) and Messer Industrie GmbH (32.67%) at April 30, 2001.

        Also as a result of the foregoing transactions, the Company owns 100% of Messer Griesheim.

        The foregoing transactions have been accounted for in a manner similar to an acquisition of Messer Griesheim. Accordingly, the purchase consideration for the acquisition transaction has been allocated to the assets acquired and liabilities assumed as of April 30, 2001, the date of consummation of the acquisition transactions, based on their estimated fair values.

        As part of the business combination agreement, Hoechst and Messer Griesheim Group GmbH & Co. KGaA received a "call" option and a "counter-call" option, respectively, on 66 2/3% of the shares of the Company. During January 2002, a subsidiary of Hoechst exercised its "call" option to acquire the 66 2/3% of the Company for a promissory note in the amount equal to the purchase price paid by Messer Griesheim Group GmbH & Co. KGaA for its interest in the Company. Messer Griesheim Group GmbH & Co. KGaA subsequently exercised its "counter-call" option to acquire the Hoechst subsidiary (and re-acquire indirectly the shares of the Company) for a nominal amount. The "call" and "counter-call" provisions were included as part of the business combination agreement to meet German tax planning requirements of Hoechst.

        The purchase price allocation resulted in a goodwill amounting to EURO581.3 million as of April 30, 2001. Goodwill represents the excess of the cost of the acquisition transactions over the fair value of the assets acquired and liabilities assumed. Goodwill arising from the acquisition transactions is being amortized on a straight line basis over the estimated useful life of twenty years.

4.    Financing transactions

Refinancing transactions

        Pursuant to the debt covenants, a substantial portion of Messer Griesheim's existing debt became due and payable upon the change in control, which occurred on April 30, 2001 (see note 3). As a result, Messer Griesheim entered into refinancing transactions with a consortium of banks during April and May 2001. The refinancing transactions involved borrowings under a senior facilities agreement with aggregate available funds of EURO1,650 million ( EURO1,340 million of term loan facilities and EURO310 million under a revolving facility), and a mezzanine bridge facility in the aggregate amount of EURO400 million.

        The amounts borrowed under the senior facilities agreement ( EURO1,160.0 million) and under the mezzanine bridge facility ( EURO400.0 million) were used to repay Messer Griesheim's existing debt obligations of EURO1,303.0 million. As the existing debt was repaid in connection with the acquisition transactions, the prepayment penalties aggregating EURO19.1 million have been reflected as part of the purchase accounting adjustments. No part of the existing debt or the refinanced debt was used to finance the acquisition transactions. Refinancing costs of EURO90.0 million were capitalized, and are being amortized over the period of maturities of the borrowings using the effective interest rate method.

        The senior facilities agreement contains certain covenants that require Messer Griesheim, among other things, to maintain certain specified financial ratios, to observe capital expenditure limits, and to ensure that the combination of the repayment of the senior term disposal facility and the assumption of indebtedness by third parties in connection with the divestment of assets will result in the reduction of the aggregate indebtedness of Messer Griesheim and its consolidated subsidiaries by at least EURO255.0 million by April 2003.

Senior Notes

        On May 16, 2001, the Company issued EURO550.0 million principal amount of 10.375% Senior Notes maturing on June 1, 2011. At any time prior to June 1, 2006, the Company may redeem all but not part of the Senior Notes at a redemption price equal to 100% of the principal amount thereof, plus a redemption premium and unpaid interest, and special interest, if any, to the redemption date. At any time on or after June 1, 2006, the Company may redeem all or part of the Senior Notes at specific redemption prices, expressed as percentages of the principal amount, accrued and unpaid interest, special interest, if any, and additional amounts, if any, to the applicable redemption date on a sliding scale. In addition, prior to June 1, 2004, the Company may redeem up to 35% of the Senior Notes with the proceeds of one or more public equity offerings at a redemption price equal to 110.375% of the principal amount of the Senior Notes redeemed.

        The proceeds from these Senior Notes have been used by the Company to make an inter-company loan to Messer Griesheim. Messer Griesheim used the inter-company loan to extinguish the mezzanine bridge facility of EURO400.0 million, prepay EURO115.0 million principal of the outstanding term borrowings under the senior facilities agreement, and the balance of EURO35.0 million for general corporate purposes. The issuance cost of the Senior Notes of EURO14.4 million has been capitalized and is being amortized over the period to maturity under the effective interest rate method. The Company is dependent upon the payments it receives under the inter-company loan to make interest and repayments on the Senior Notes. The claims of the Company under the inter-company loan are subordinated to the claims of the lenders under the senior facilities. Payments on the inter- company loan are not permitted in certain cases involving payment and non-payment defaults under the senior facilities.

        The aggregate facilities, outstanding amounts borrowed as of March 31, 2002 and the maturity profile is given below:

Description	Interest rate		Available amount		Amounts outstanding	Maturity date(10)
			EURO (in millions)		EURO (in millions)
$198 Million Senior Term Disposal facility(5)	4.16%	(3)	14.6	(1)	14.6	April 30, 2003(9)
EURO300 Million Senior Term A facility(5)(6)(8)	5.51%	(3)	295.1	(1)	295.1	April 20, 2008
EURO170 Million Senior Term B facility(5)	6.16%	(3)	170.0		170.0	April 30, 2009
$124 Million Senior Term B facility(5)	4.78%	(3)	142.3	(1)	142.3	April 30, 2009
EURO115 Million Senior Term C facility(5)	6.66%	(3)	115.0		115.0	April 30, 2010
$162 Million Senior Term C facility(5)(8)	5.25%	(3)	185.9	(1)	185.9	April 30, 2010
EURO260 Million Senior Revolving facility I			255.5	(4)	—	March 31, 2008
EURO50 Million Senior Revolving facility II			41.5	(7)	—	March 31, 2008
Senior Notes	10.375%		550.0		550.0	June 1, 2011
Other existing debt(8)	5.92%		187.3		187.3

					1,660.2
Unamortized debt issuance costs					(79.5)

Total(2)			1,957.2		1,580.7

(1)
U.S. Dollar (US-$) amounts under the facility have been converted into EURO at the rate of EURO1 = US$ 0.8714, British Pound (GBP) amounts at the rate of EURO1 = GBP 0.6123, the exchange rates at March 31, 2002.
(2)
The total amount borrowed as March 31, 2002 is reflected net of unamortized debt issuance costs of EURO79.5 million as of March 31, 2002.
(3)
Variable interest rates as of March 31, 2002.
(4)
EURO4.5 million drawn as guarantee.
(5)
The Senior Term Facilities (Disposal and Tranches A, B and C) are non-revolving credit facilities, i.e. the available facilities are reduced by the amount of repayments.
(6)
Tranche A is a multicurrency facility. Interest rate is a weighted rate.
(7)
EURO8.5 million drawn as guarantee.
(8)
Interest rate is a weighted rate.
(9)
During April 2002, the senior term disposal facility was repaid in full.
(10)
The Company is required to use 75% of the excess cash flow, as defined under the senior facilities agreement, in any given year to repay the outstanding loans.

Interest expense and interest swap agreements

        Interest expense for the three month periods ended March 31, 2002 and 2001 was EURO38.3 million and EURO29.0 million, respectively. Interest expense for the three month period ended March 31, 2002 and March 31, 2001, included amortization of capitalized debt issuance costs of EURO2.9 million and EURO0.0 million, respectively.

        The Group has entered into interest rate swaps in order to hedge future interest rate variability for its senior term facilities. Approximately, EURO816.1 million of the Group`s outstanding indebtedness was designated as hedged due to interest rate swap agreements as of March 31, 2002. Due to the refinancing agreements, the Group agreed to enter into loan agreements with fixed interest rates, interest swap agreements, caps or other instruments so as to ensure that interest payments on at least 75% of the Group's total debt is hedged. Had the Company not entered into interest swap agreements, the interest expense would have been reduced by EURO3,287.0 and EURO0 for the three months period ended March 31, 2002 and March 31, 2001 respectively.

Pledges

        In connection with the refinancing program, the Company has given several pledges to the lenders of the senior facilities. Substantially all of the assets of the Group are pledged as collateral.

        In addition, the lenders of the senior facilities have obtained irrevocable and unconditional guarantees from certain subsidiaries of the Company. These guarantees will remain outstanding until the repayment of the Senior Facilities.

        Additionally, in connection with the refinancing program, Messer Griesheim Holding AG has pledged all of its shares in Messer Griesheim to the senior lenders as security for the senior facilities. Moreover, Messer Griesheim Holding AG has agreed that if the senior lenders foreclose on that share pledge following an event of default and seek to sell the Company's shares of Messer Griesheim, the Company will release its claims for payment of the inter-company loan. If the Company is ever required to release its claims for repayment of the inter-company loan, its only source of repayment for the notes will be net proceeds, if any, from a foreclosure sale of the Messer Griesheim shares after the senior lenders have been repaid in full. In addition, the inter-company loan is effectively subordinated to all existing and future debt of Messer Griesheim's subsidiaries.

5.    Singapore transactions

        As a precondition to the acquisition transactions, the Group was required to limit its exposure to its Singapore investments. On April 30, 2001, the Group transferred its 100% interest in Messer Singapore Pte. Ltd. and its 50% interest in Singapore Syngas Pte. Limited ("Syngas") to Messer Singapore Holding GmbH. The Group has a non controlling 39% equity interest in Messer Singapore Holding GmbH. The other shareholders are Hoechst AG (39%), Bandinelli GmbH, a special purpose company owned by MIG (11%), and members of the Group's senior management (11%). On June 20, 2001, Texaco Nederland B.V. ("Texaco") transferred half of its 50% interest in Syngas to Messer Singapore Holding GmbH. As a result of these transactions, Messer Griesheim holds an indirect 29.25% interest in Syngas through its equity interest in Messer Singapore Holding GmbH.

        Concurrently with the transfer of the Syngas business, Messer Singapore Holding GmbH indemnified the Group for its outstanding guarantee obligations in connection with the Singapore operations. To finance Messer Singapore Holding GmbH, the Group and Hoechst have made shareholder loans. The loans have been allocated two-thirds to Hoechst and one-third to the Group, as per the shareholders' agreement. Although the transfer to Messer Singapore Holding occurred on April 30, 2001, this funding arrangement takes account of all funding of Messer Griesheim to its

Singapore operations since September 1, 2000. Under the shareholders' agreement, the Group's funding obligations (shareholder loans and other financial support including funding provided by the Group to its Singapore operations since September 1, 2000) are limited to EURO92.0 million. Messer Griesheim received from Hoechst a EURO26.4 million cash payment representing two-thirds of the funding by the Group for the Singapore operations since September 1, 2000 and has accounted for the receipt as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. This payment excludes amounts funded by Hoechst with respect to payments to Celanese Singapore Pte Ltd ("Celanese") and Texaco as described below. Further, as of May 1, 2001, the Successor's obligations to fund loss commitments of Syngas have been revalued to give effect to the portion which are expected to be funded by Hoechst. Accordingly, Messer Griesheim's remaining funding obligations under this cap, net of 33 1/3% of various shareholder loans and other financial support already provided by Messer Griesheim to its Singapore operations since September 1, 2000, were EURO63.2 million as of April 30, 2001 and 13.8 million as of March 31, 2002.

        In March 2001, Texaco and Messer Griesheim entered into settlement arrangements with Celanese which settled the claims of Celanese under the completion guarantee provided by Messer Griesheim, and amended the existing gas supply agreement between Syngas and Celanese. These amendments and modifications involved, among other things, cash payments by Messer Griesheim to Celanese, the liability for which is included in the overall allocation of Syngas exposures of one-third to Messer Griesheim and two-thirds to Hoechst. The settlement amount allocated to and paid by Messer Griesheim was EURO28.6 million, of which EURO19.8 million was financed by Hoechst as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. The repayment claim against Messer Griesheim for this financing was waived by Hoechst on April 30, 2001.

        In conjunction with the Celanese settlement Messer Griesheim and Texaco modified their put option. The original put-option agreement gave Texaco an option to sell 25% of the shares in Syngas to Messer Griesheim. Under the modified put-option agreement, Messer Griesheim purchased from Texaco the outstanding shareholder loans made by Texaco to Syngas in excess of Texaco's remaining 25% equity interest in Syngas and related funding obligations. Messer Griesheim paid a purchase price of EURO17.2 million for the loans. Of that amount, Hoechst loaned EURO11.3 million to Messer Griesheim as an advance towards a capital contribution in the Predecessor balance sheet at April 30, 2001. In exchange, Texaco agreed that Hoechst can require Texaco to exercise the put option with respect to 25% of the shares in Syngas at any time on or after May 1, 2001 and no later than June 30, 2001 for a consideration of US$1. The put was exercised on June 20, 2001, at which time the Syngas shares acquired from Texaco were transferred directly to Messer Singapore Holding GmbH. As a result of the change in ownership that occurred when the Texaco put option was exercised, Syngas was required to repay its outstanding bank credit facilities, which became due on June 30, 2001. Shareholder loans were extended to Syngas for this purpose. Of these shareholder loans, 75% were funded by Messer Singapore Holding GmbH and 25% were funded by Texaco.

        During December 2001 Messer Griesheim transferred its 39% interest in Messer Singapore Holding to Messer International GmbH, a wholly owned subsidiary of Messer Griesheim GmbH.

5.    Singapore transactions (Continued)

        In February 2002, Aventis, Messer Griesheim and Messer Singapore Holding reached an agreement with Celanese and Celanese Singapore (Pte) Ltd. in which Messer Singapore Holding agreed to pay US$12.5 million to Celanese Singapore on settlement of a prior agreement requiring Messer Griesheim to pay Celanese certain concession fees. One third of the US$12.5 million will apply towards the EURO92.0 million funding limit by Messer Griesheim to the Singapore operations.

6.    Divestment of Cuban subsidiaries

        As a precondition to the consummation of the acquisition transactions, on April 24, 2001, the Group sold its interest in a holding company that controls three operating companies in Cuba to an entity which is controlled by Mr. Stefan Messer, a member of the management board of the Group. Mr. Stefan Messer is also a director and minority shareholder in MIG. The total purchase price for the Cuban holding company was EURO7.8 million, of which EURO1.3 million was paid in cash and the remainder by an unsecured note in the principal amount of EURO6.5 million, which matures in 2006 and accrues interest at the rate of 5.5% per year.

7.    Segment information

        The accounting policies utilized for the reporting of interim segment information are the same as those described in the Group's annual consolidated financial statements.

        The following tables present selected segment data as of and for the three months ended March 31, 2002 and 2001.

Profit and loss segment disclosures

Successor
Three months ended March 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others(*)	Reconciliation/ Corporate	Total
Total sales	170,059	70,689	59,510	93,922	14,196	2,931	411,307
Inter-segment sales	12,612	4,509	5,535	269	100	1,862	24,887

Net sales	157,447	66,180	53,975	93,653	14,096	1,069	386,420

Operating profit (loss)	24,314	2,127	7,260	4,714	2,377	(12,657)	28,135
Depreciation, amortization of intangibles and property, plant and equipment	22,930	12,158	9,238	20,404	2,311	1,714	68,755
Interest income	—	23	1,031	349	160	1,552	3,115
Interest (expense)	(740)	(564)	(382)	(6,855)	(582)	(29,226)	(38,349)
Equity method investments income (expense), net	302	—	—	(312)	—	—	(10)
Income tax benefit (expense)	(9,509)	(473)	(1,587)	(83)	(267)	8,673	(3,246)

(*)
includes Latin America and Africa/Asia

Predecessor
Three months ended March 31, 2001

Business Areas	Germany	Western Europe	Eastern Europe	North America	Latin America	Asia/ Africa	Reconciliation/ Corporate	Total
Total sales	186,035	68,672	57,451	98,545	23,439	23,256	1,164	458,562
Inter-segment sales	12,894	4,512	3,961	55	1,011	235	744	23,412

Net sales	173,141	64,160	53,490	98,490	22,428	23,021	420	435,150

Operating profit (loss)	32,518	4,351	6,776	5,797	(3,237)	(855)	(11,397)	33,953
Depreciation, amortization of intangibles and property, plant and equipment	11,717	8,705	7,058	17,078	8,019	3,180	86	55,843
Interest income	296	195	714	2,228	206	125	165	3,929
Interest (expense)	(1,749)	(1,261)	(1,235)	(7,397)	(5,675)	(1,130)	(10,560)	(29,007)
Equity method investments income (expense), net	—	—	—	—	283	(3,276)	—	(2,993)
Income tax benefit (expense)	(12,149)	(1,597)	(1,507)	(503)	(520)	(134)	12,538	(3,872)

Balance sheet segment disclosures

Successor
March 31, 2002

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others(*)	Reconciliation/ Corporate	Total
Operating assets	1,064,790	427,307	392,984	788,292	121,912	164,314	2,959,599
Operating liabilities	186,933	61,610	37,805	58,631	12,066	166,925	523,970

*
includes Latin America and Africa/Asia

Sucessor
December 31, 2001

Business Areas	Germany	Western Europe	Eastern Europe	North America	Others(*)	Reconciliation/ Corporate	Total
Operating assets	1,226,126	437,976	393,116	785,652	122,540	18,425	2,983,835
Operating liabilities	175,451	64,805	40,651	61,707	12,236	168,054	522,904

*
includes Latin America and Africa/Asia

        The column reconciliation/corporate primarily includes income and expenses as well as assets and liabilities related to corporate items that are included separately within the Group, which are not allocated to the segments.

        Segment operating assets are defined as total assets excluding investments, deposits, certain receivables and deferred tax assets. Segment operating liabilities are defined as total liabilities excluding deferred tax liabilities, certain provisions, derivative financial instruments, minority interests, corporate debt and taxes payable.

8.    Restructuring and reorganization charges

        During fiscal 2000 as a direct result of the anticipated changes in the Group's ownership, the Group has realigned itself and was planning to exit from the Asian, African and Latin American markets.

        As of April 30, 2001, the Company was in the process of developing the main features of a restructuring plan involving, among other things, providing compensation to employees of Messer Griesheim, based in Europe, for involuntarily termination of their employment. The Group announced the main features of the plan to its employees subsequent to March 31, 2001 but prior to the acquisition transactions.

        In May 2001, the Company finalized the terms of the restructuring plan and recognized restructuring provisions aggregating EURO13,562 as part of the purchase price allocation which meets the criteria of IAS 22 "Business Combinations".

        Total restructuring and reorganization charges amount to EURO408 and EURO2,123 during the three month periods ended March 31, 2002 and March 31, 2001, respectively. For the three months ended March 31, 2002 restructuring and reorganization charges mainly relate to severance costs for the operations in the U.K. and Germany. For the first quarter 2001 restructuring and reorganization charges consist mainly of reorganization charges relating to the Group's corporate functions and to the operations in the U.S., U.K. and Yugoslavia.

9.    Divestiture program

Investments in subsidiaries available for sale

        As described in note 3, a change in ownership of the Group occurred on April 30, 2001. Following the acquisition, in May 2001, the Group adopted a divestiture program pursuant to which it intends to sell substantially all of the assets and operations in its non-core markets, located in Asia, Africa and Latin America, as well as certain non-strategic operations in its core markets.

        As further described in note 3, the acquisition transaction was accounted for in a manner similar to a "purchase" business combination and, accordingly, the cost of the acquisition has been allocated to the assets acquired and liabilities assumed, including those to be disposed of under the divestiture program, based on their estimated fair values as of April 30, 2001, the date of the acquisition transaction.

        The assets and operations included in the divestiture program include certain subsidiaries, and net assets comprising other operations. Management expects to divest of all of these assets and operations by no later than the end of calendar year 2002 (except its investments in China). The subsidiaries and net assets included in the divestiture program are being accounted for in the following manner:

        Subsidiaries expected to be sold within twelve months from the date of the acquisition transactions (i.e., by no later than April 30, 2002) are not consolidated, as control is intended to be temporary. The Group's interests in such subsidiaries are classified as financial instruments and are reflected in the Group's balance sheet at their estimated fair value in current assets, under the caption: "Investments in subsidiaries available for sale". Current period changes in the estimated fair value of such subsidiaries resulting from operating results are reflected in the consolidated statements of operations under the caption: "Changes in fair value of subsidiaries available for sale".

        Subsidiaries expected to be sold beyond April 30, 2002, as well as the net assets of other operations held for sale, are consolidated.

        As of March 31, 2002 and December 31, 2001, the Group has determined the fair value of the investments in subsidiaries available for sale to be approximately EURO45,122 and EURO42,183. This amount is comprised of the following:

	March 31, 2002	December 31, 2001
Net assets of investments in subsidiaries available for sale	36,198	41,623
Advances to subsidiaries (net of impairment)	13,415	7,760
Provision for obligations	(4,491)	(7,200)

Total	45,122	42,183

        Set forth below is summarized financial information relating to the net assets of the subsidiaries which are classified as "investments in subsidiaries available for sale" as of March 31, 2002 and December 31, 2001:

	March 31, 2002	December 31, 2001
Current assets	41,849	42,960
Non-current assets	204,000	220,607

Total assets	245,849	263,567

Current liabilities	88,774	90,486
Non-current liabilities	120,877	131,458

Total liabilities	209,651	221,944

Total net assets	36,198	41,623

        In connection with the funding of the working capital of non-consolidated subsidiaries available for sale, Messer Griesheim has entered into credit agreements with several of its subsidiaries, with a total of EURO13,415 and EURO7,760 outstanding as of March 31, 2002 and December 31, 2001, respectively. The interest rate on these credit agreements is 5.77% with the exception of four such facilities that are interest free. The interest free facilities were extended to Messer Trinidad & Tobago and Messer Peru and Messer Argentina. None of the facilities extended by Messer Griesheim have stated maturity dates, except the loan to Messer Trinidad & Tobago, which is repayable upon sale. In addition to the credit agreements provided to several subsidiaries for working capital, Messer Griesheim made cash investments in subsidiaries available for sale for the purpose of extinguishing the subsidiary's debt as part of the divestiture program.

        During the three month period ended March 31, 2002, pursuant to its divestiture program, the group completed the disposal of its business activities in Venezuela and of its Nitrogen services business in the U.K.

Divestiture of Messer Gases S.A. in Venezuela

        In February, 2002 the Group sold all of the outstanding shares of Messer Gases S.A. in Venezuela to Air Liquide. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

Divestiture of Nitrogen services business in the U.K.

        In March 2002 the Group sold all assets as well as the existing customer contracts and contacts of the Nitrogen service business in the U.K. to Weatherford U.K. Ltd. The impact of this transaction on the unaudited interim condensed consolidated financial statements was not significant.

Change in fair value of investments in subsidiaries available for sale

        During the three month period ended March 31, 2002, changes in the estimated fair value of investments in subsidiaries available for sale amounted to a loss of ( EURO692), which has been reflected as "changes in fair value of subsidiaries available for sale" in the unaudited interim condensed consolidated statement of operations.

Other subsidiaries included in the divestiture program

        The Group continues to consolidate in its financial statements the subsidiaries included in the divestiture program which are expected to be sold subsequent to April 30, 2002 (see note 19 "Reconciliation to U.S. GAAP for a discussion of SFAS 144). These operations are reflected in the "Others" segment in the Successor's financial statements. Summarized condensed financial information related to these subsidiaries and net assets at March 31, 2002 and December 31, 2001 is set forth below:

	March 31, 2002	December 31, 2001
Balance Sheet:
Current assets of other operations held for sale	33,640	38,091
Non-current assets of other operations held for sale	104,337	100,686

Total assets	137,977	138,777

Current liabilities of other operations held for sale	28,715	30,946
Non-current liabilities of other operations held for sale	12,643	13,221

Total liabilities	41,358	44,167

January 1, 2002 to March 31, 2002
Results of operations, included in consolidated totals:
Net sales	14,150
Cost of sales	(8,297)
Other expenses (net)	(3,749)
Income tax expense	(267)

Net income	1,837

January 1, 2002 to March 31, 2002
Cash inflows (outflows) from:
Operating activities	4,830
Investing activities	(2,436)
Financing activities	(2,151)

Net cash inflow	243

        Results of operations for all subsidiaries and net assets included in the divestiture program for all periods prior to the acquisition transactions are included in the consolidated totals in the

Company's consolidated financial statements. Summarized condensed results of operations related to such subsidiaries and net assets are set forth below:

January 1, 2001 to March 31, 2001
Net sales	64,880
Cost of sales	(42,771)
Losses of investments accounted for under the equity method of accounting	(2,993)
Other expenses (net)	(38,212)
Income tax income (expense)	(482)

Net loss	(19,578)

10.  Income taxes

        For 2001 and 2002 the combined federal corporation income tax rate was 26.38%. Including German trade tax of approximately 13% (net) the total income tax rate for the German companies is 40.00% for 2001 and 2002.

        For the three month period ended March 31, 2002, the Group recorded income tax expense totaling EURO3,246 compared with an expected tax benefit based on the combined income tax rate of EURO3,085. The difference is mainly due to nondeductible goodwill amortization, nondeductible interest and other nondeductible expenses for tax purposes.

        For the three month period ended March 31, 2001, the Group recorded income tax expense totaling EURO3,872 compared with an expected tax benefit based on the combined federal corporation income tax rate of EURO316. The difference is principally due to the non-recognition of tax losses in certain jurisdictions, non deductible goodwill amortization and miscellaneous nondeductible expenses for tax purposes.

11.  Other long-term receivables, net and other assets

        The Company provided cash collateral for long term loan facilities which were not refinanced on certain of its foreign subsidiaries. As the cash collateral is not available to the Company while the facilities remain outstanding, the cash collateral has been classified within non current "other assets". As of March 31, 2002 and December 31, 2001, the cash collateral balances were approximately EURO22.7 million and EURO28.3 million, respectively.

12.  Inventories

        Inventories consist of the following:

	March 31, 2002	December 31, 2001
Raw materials and supplies	23,186	20,657
Work in progress	24,023	21,996
Finished goods and merchandise	36,510	37,445

Total	83,719	80,098

13.  Cash and cash equivalents

        The Company defines cash and cash equivalents as cash on hand, demand deposits and short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value in the future. In addition, cash and cash equivalents include unrestricted cash balances at subsidiaries in foreign jurisdictions where those amounts cannot easily be transferred. These unrestricted cash balances amounted to approximately EURO57.4 million and EURO56.5 million, as of March 31, 2002 and December 31, 2001, respectively.

14.  Commitments and contingencies

Financial guarantees

        The Group has provided financial guarantees totaling EURO195.6 million at March 31, 2002 and EURO206.7 million at December 31, 2001, respectively. These guarantees mainly include guarantees for third party debt of deconsolidated subsidiaries included in assets available for sale from the divestiture program of EURO122.5 million and EURO128.6 million and other at equity consolidated subsidiaries of EURO28.6 million and EURO28.4 million at March 31, 2002 and December 31, 2001, respectively.

Other financial obligations

        Substantially all of the assets of the Group are pledged as security for the Group's senior facilities at March 31, 2002 and December 31, 2001.

        Other financial obligations not included in the balance sheet relate to long-term commitments for capital expenditures of EURO32.1 million at March 31, 2002 and EURO32.0 million at December 31, 2001. Commitments under long-term purchase agreements amounted to EURO68.6 million at December 31, 2001. Commitments for capital to be funded to equity and cost method investees totaled EURO22.8 million at December 31, 2001. There were no major changes within the first quarter for commitments under long-term purchase agreements and for capital to be funded to equity and cost method investees.

        Pursuant to the acquisition transactions and the related China sale and purchase agreement, Messer Griesheim has agreed to purchase ACIC's interests in the six ACIC joint ventures. Subject to certain conditions, the committed purchase price for the ACIC joint ventures is EURO32.0 million plus interest from April 30, 2001 until the completion of the purchase of the ACIC joint ventures. Upon acquiring the ACIC interests, Messer Griesheim has agreed to assume the debt of the ACIC joint ventures upon the date of completion of the transaction. As of March 31, 2002, such debt amounted to approximately EURO16.5 million. Payment of the purchase price is guaranteed by Messer Griesheim Group, the Company's parent.

Legal contingencies

        Messer is involved from time to time in various claims and lawsuits incidental to the ordinary course of the business.

        Messer acquired its interest in Bombay Oxygen Corporation Limited (Bombay Oxygen), a publicly traded company in India, in 1997 for a total of EURO12.2 million. It acquired this interest through the purchase of shares from Bombay Oxygen's major shareholder, and purchased additional shares by way of a public offer. The shares in Bombay Oxygen held by Messer were transferred in 2000 to a company jointly owned by Messer and Goyal MG Gases. The Securities and Exchange Board of India is investigating whether some of the purchases of Bombay Oxygen shares by Messer or the subsequent transfer of such shares to the jointly owned company involved a change of control under Indian takeover regulations. In addition, Messer is involved in litigation with respect to this investment with a major shareholder of Bombay Oxygen.

        Messer has received a notice from Goyal MG Gases alleging that Messer has breached a confidentiality clause contained in a shareholders' agreement among Messer, Goyal MG Gases and certain other shareholders. The notice requests payment of Rupees 5.0 billion ( EURO120 million) for damages allegedly suffered on account of lost business due to certain press announcements by Messer which allegedly prejudicially affected the business of Goyal MG Gases. Management is in the process of investigating this matter and is of the view that the allegations have no merit.

        During 2001, Goyal MG Gases defaulted on a bank loan. As a result, the Group, as guarantor, was required to repay the $4.7 million ( EURO5.1 million) loan in full. The Group is currently seeking reimbursement from Goyal MG Gases for this amount.

        In 1999, the Company's Brazilian subsidiary, Messer Griesheim do Brazil Ltda., entered into a letter of agreement to pursue research into a new technique for the production of ethanol with an individual, who in April 2001, following a termination of the agreement, filed a suit against Messer Griesheim do Brazil Ltda. and certain other affiliates. The claim, mainly for damages for lost opportunities and potential earnings as a result of the subsidiary's alleged breach of the agreement, is for an amount of Reals 593 million (approximately EURO300 million). In connection with the disposal of this Brazilian subsidiary, management agreed to indemnify the buyer for any loss relating to this claim.

        Based on the advice of its Brazilian counsel, management is of the view that the allegations have no merit. Following the disposal of the Brazilian subsidiary during October 2001, the Company has retained responsibility for this litigation.

        In August 2001 a former employee filed a lawsuit against the Group's Brazilian subsidiary for an amount of EURO6.5 million. Based on the advice of its Brazilian counsel, management is of the view that the allegations have no merit. Following the disposal of the Brazilian subsidiary during October 2001, the Company has retained responsibility for this litigation.

        In August 1999, Messer Griesheim GmbH discovered that one of it's executives, who then had senior management responsibility in Central and South America, had misappropriated corporate funds, which he represented to others within Messer Griesheim had been paid to third parties in connection with our business. This executive is no longer an employee. In June 2000, Messer Griesheim was informed that the U.S. Attorney's Office for the Eastern District of Pennsylvania was conducting an investigation relating to the conduct of this former executive. In April 2001, this former executive was arrested on a criminal complaint charging him with three counts of fraud against Messer Griesheim Industries, our principal subsidiary in the United States. Thereafter, the employee pled guilty to an Information filed in January 2002, in which he was charged with wire fraud in connection with a scheme to defraud Messer Griesheim Industries of $550,000. Although the Company is not fully apprised of the scope of the government's continuing investigation and there can be no assurance with respect to such matters, the investigation also encompasses questions concerning the activities of Messer Griesheim and/or its affiliates and employees in relation to Cuba, a country which was and is subject to economic sanctions under the United States law. These activities occurred prior to the change in the Company's ownership that resulted from the acquisition transactions. The Company is cooperating fully with the investigation. The Company can give no assurance as to the ultimate scope or outcome of the investigation. Under the business combination agreement entered into in connection with the acquisitions described above, Hoechst has agreed to indemnify the Company with respect to any losses arising out of such investigation of any related proceedings, although this indemnity is generally limited to two-thirds of the loss incurred.

        Messer Griesheim has been informed that the Commission of the European Union is conducting an investigation relating to alleged price and similar collusion by the Group's subsidiary in the Netherlands within the market for industrial gases. Based on the advice of its Dutch counsel, management believes that there will be no material outcome.

        Messer Griesheim has received a notice from NLP, a South American agent/service provider for Merger & Acquisitions, alleging that Messer Griesheim has yet not paid a fee of EURO740 for the procurement of potential investors for two subsidiaries of Messer Griesheim. Management believes that the allegations have no merit.

        In 2001, the Group's subsidiary PT Aneka (Indonesia) entered into an agreement for the purchase of machinery and equipment. In November 2001, the agreement partner filed suit against the subsidiary due to the termination of the contract. The claim, mainly for damages for lost opportunities and potential earnings, is for an amount of US$1.5 million.

        While there can be no assurance as to the ultimate outcome of these matters due to the uncertainties involved in matters of litigations, management believes that the outcome of all pending legal proceedings, either individually or in the aggregate, will not have a material effect on the Company's consolidated financial position, results of operations, or cash flows.

15.    Derivative financial instruments

        IAS 39 "Financial Instruments: Recognition and Measurement" sets standards for recognition, measurement and reporting of information relating to financial instruments of an enterprise as an asset or liability, including the reporting of hedging instruments. Under this Standard, all financial assets and liabilities are recognized on the balance sheet, including all derivatives. They are initially measured at cost. Subsequent to initial recognition, all financial assets are remeasured at fair value, with the exception of certain assets and liabilities listed in the standard. Adoption of this standard on January 1, 2001 resulted in a EURO335 cumulative effect of change in accounting principles, net of deferred taxes totaling EURO223, and is reflected in equity.

        IAS 39 and FASB 133 "Accounting for Derivative Instruments and Hedging Activities" require companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

        The Group has entered into interest rate swap agreements that effectively convert a portion of its floating-rate indebtedness to a fixed rate basis for approximately the next two and a half years, thus reducing the impact of interest rate changes on future interest expense. EURO816.1 million of the Group's outstanding indebtedness was designated as hedged due to interest rate swap agreements as of March 31, 2002.

        Interest expense for the three month period ended March 31, 2002 did not include any net gains (losses) resulting from hedging activities. There was no ineffectiveness in the cash flow hedges as the critical terms of the interest rate swap (e.g. basis, repricing dates etc), matched the critical terms of the hedged loans. Unless otherwise noted, all components of the interest rate swap gains or losses are included in the assessment of hedge effectiveness.

        Changes in the fair value of interest rate swaps designated as hedging instruments of the variability of cash flow associated with floating-rate loans are reported in equity. As the hedge is deemed completely effective and held to the full term, the swap market value changes are recorded as adjustments to the swap asset or liability and equity. There are no subsequent reclassification of derivative gains and losses into interest income or expense.

        During the next twelve months, Messer Group expects no reclassification of derivative gains (losses) from equity into interest expense. The Messer Group expects the critical terms of the interest rate swaps to be identical to the critical terms of the floating-rate loans during the next twelve months.

        Freestanding derivative instruments maintained by the Messer Group as of March 31, 2002 included foreign exchange forwards and interest rate caps intended to hedge interest expense on floating rate loans. The foreign exchange forwards and the interest rate caps do not qualify as hedges and, consequently, have been marked-to-market through earnings for changes in their fair value beginning January 1, 2001.

16.    Related parties

Hoechst

        Prior to the acquisition transactions at April 30, 2001, Hoechst was the majority stockholder of Messer Griesheim. Messer Griesheim has entered into certain transactions relating to sale and service contracts with companies within the Hoechst group which are not material. The transactions are settled at terms substantially equivalent to similar transactions negotiated on an arm's length basis.

        Related party transactions with respect to the Group`s Singapore operations have been described in note 5. Hoechst has indemnified the Group for bank guarantees provided to Bombay Oxygen by EURO9.4 million, which has been reflected as an advance towards capital contribution at April 30, 2001 and as equity at March 31, 2002.

Allianz

        As a result of the acquisition transactions, Allianz Capital Partners owns 33.17% of Messer Griesheim Group GmbH & Co. KGaA at March 31, 2002.

        Allianz Capital Partners is a 20% shareholder in Mahler Italfilo Holding GmbH. During April, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from Messer Griesheim prior the consummation of the acquisition transactions.

Goldman Sachs

        As a results of the acquisition transactions, six private equity funds managed by affiliates of The Goldman Sachs Group, Inc. hold 33.17% of Messer Griesheim Group GmbH & Co. KGaA. Goldman Sachs International also is an affiliate of The Goldman Sachs Group, Inc. Goldman Sachs and its affiliates, in the ordinary course of business, engage in commercial banking, investment banking and financial advisory transactions with Messer Griesheim Group GmbH & Co. KGaA and the Group.

        Goldman Sachs Group, Inc., Goldman Sachs International and their affiliates have provided merger and acquisition advisory services in connection with the acquisition transactions of the Group, and have received no related advisory fees for these services.

        Goldman Sachs International was a lender under the mezzanine facility of Messer Griesheim. Goldman Sachs International also is a lender under the senior facilities program of Messer Griesheim, the proceeds of which were used to repay the mezzanine facility. Goldman Sachs International previously received an aggregate of EURO20.0 million in financing/syndication fees in connection with these transactions.

        Goldman Sachs International and its affiliates were the underwriters of the original Senior Notes and the lead arrangers of the senior and mezzanine facilities of Messer Griesheim. In connection with these activities, nothing was paid for the three month periods ended March 31, 2001 and March 31, 2002.

        The Group enters into derivative contracts to hedge their exposure to changes in interest. Affiliates of the Goldman Sachs Group act as a counter-party to certain interest rate swaps contracts which have a notional amount of EURO626.1 million at March 31, 2002.

        Goldman Sachs International and its affiliates are involved with providing investment banking services in connection with the Group's divestiture program, and are entitled to receive fees based upon a percentage of debt relief to the Group achieved by completed divestitures on which it has advised the Company. Fees paid or payable to Goldman Sachs International in connection with this arrangement, based on completed divestitures under the program, aggregated EURO1,650 and EURO0 for the three month periods ended March 31, 2002 and March 31, 2001, respectively.

        An affiliate of Goldman Sachs Group, Inc. is a 20% shareholder in Mahler Italfilo Holding GmbH. On April 1, 2001, Mahler Italfilo Holding GmbH acquired the shares of Mahler AGS GmbH and Italfilo Engineering S.r.l. from the Messer Griesheim prior to the consummation of the acquisition transactions.

Messer Industrie GmbH ("MIG")

        Prior to the acquisition transaction at April 30, 2001 MIG was the minority shareholder of Messer Griesheim GmbH. As a result of the acquisition transaction, MIG holds 32.18% of Messer Griesheim Group GmbH & Co. KGaA. MIG was through it's 100% affiliate Bandinelli GmbH a 22% shareholder of MWW Zweiundachtzigste Vermögensverwaltungs GmbH (renamed Mahler Italfilo Holding GmbH), which acquired two subsidiaries of the Group (Mahler AGS GmbH and Italfilo Engineering S.r.l) in April 2001. It is also an 11% shareholder in Messer Singapore Holding GmbH, the transactions of which are explained in note 5. Related party transactions with respect to the sale of operating companies in Cuba has been discussed in note 6. See also "Loans to related parties" below.

Loans to related parties

        As of March 31, 2002 and December 31, 2001, loans to related parties primarily relate to a non-interest bearing note due from an equity method investment in Malaysia of approximately EURO5.1 million and EURO5.1 million respectively.

Shareholders' Agreement

        Messer Industrie, ACP and the GS Funds have entered into a shareholders' agreement. The shareholders' agreement provides, among other things, for the corporate governance of the Group and Messer Griesheim Group GmbH & Co. KGaA, including the right to appoint board members and other voting rights. The shareholders' agreement provides that all important decisions regarding Messer Griesheim's management, in particular decisions on divestitures and capital expenditures, are to be taken by Messer Griesheim Group GmbH & Co. KGaA and in certain cases requires 75% of shareholder approval. With respect to a sale of Messer Griesheim, a 75% approval will be required until September 30, 2004, thereafter only a majority approval is required. The shareholders' agreement also contains share transfer restrictions, including rights of first offer, rights to participate in sales by other shareholders and provisions regarding change of control. Until

October 2004, no shareholder may transfer its shares in Messer Griesheim without the approval of the other shareholders.

        Due to certain antitrust considerations relating to ACP's equity interest in a competitor of Messer Griesheim, ACP and the GS Funds entered into a separate agreement. The agreement generally allocates the rights of ACP relating to the corporate governance and management of the Group to the GS Funds, until such time the antitrust related considerations are no longer relevant. Accordingly, until then, the members of the shareholders' committee appointed by the GS Funds will represent all votes of the ACP and the GS Funds, which will constitute 66.34% of all votes in the shareholders' committee. The agreement also limits ACP and the GS Fund's ability to sell their shares in Messer Griesheim Group GmbH & Co. KGaA independently of each other.

17.  Stock purchase and option plan

        During November 2001, the shareholders of Messer Griesheim Group GmbH & Co. KGaA approved a stock compensation plan for the benefit of key managers of the Group. The plan allows these employees to purchase shares of Messer Griesheim Group GmbH & Co. KGaA (original option). The shareholders of Messer Griesheim Group GmbH & Co. KGaA have agreed among each other that the maximum number of shares to be acquired by the managers under the stock purchase and option plan shall be limited to 6.5% of the then-outstanding stock of Messer Griesheim Group GmbH & Co. KGaA. The options to acquire shares have been priced at EURO74.25, the market value at the date of the change in control under the acquisition transactions (April 30, 2001). Upon exercise of the original options and for each share purchased, the participants receive conditionally exercisable, non transferable options to acquire three new shares in Messer Griesheim Group GmbH & Co. KGaA at the same price of EURO74.25. The conditionally exercisable options become exercisable no earlier than two years after the date of grant, and upon the attainment of certain operating performance and investment yield targets, but in any case not before an exit event.

        All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events. In November 2001, 176,563 original options were granted. Subsequent to December 31, 2001, 156 participants had purchased a total of 148,861 shares and were granted 446,583 conditionally exercisable options. None of these options were exercised, forfeited or expired as of and for the three months period ended March 31, 2002. The Company's stock purchase and option plan is accounted for as provided by APB Opinion No. 25. No compensation cost has been recognized in connection with the granting of original options for the three month period ended March 31, 2002 as the purchase price the participants were required to pay was equivalent to the fair value of the shares of the Company with like features on the date of grant. With respect to the contingently exercisable options compensation cost will be measured and recognized immediately after the occurrence of the exit event.

As an alternative to accounting for stock based compensation under APB No. 25, SFAS No. 123, "Accounting for Stock Based Compensation", establishes a fair value method of accounting for stock purchase and option plan or similar equity instruments. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the Company's net earnings would not have been affected. Therefore, a pro forma table is not presented.

18.  Subsequent events

Stock purchase and option plan

        Subsequent to March 31, 2002, a substantially similar stock purchase and option plan has been approved for certain members of the shareholders' committee of the general partner of Messer Griesheim Group GmbH & Co. KGaA (the Messer Griesheim Group), Messer Griesheim Beteiligungsverwaltungs GmbH. The participating members were offered to acquire the shares in Messer Griesheim Group for a purchase price of EURO74.25, which was the market value at the date of the change in control under the acquisition transactions (April 30, 2001). In addition to the shares acquired by them from the shareholders of Messer Griesheim Group, Messer Griesheim Group will issue to the participants conditionally exercisable, non transferable convertible bonds for a purchase price of EURO1 each, convertible into one share of Messer Griesheim Group for an additional payment of EURO73.25 for each share. The conversion rights become exercisable upon the attainment of certain operating performance and investment yield targets and the number of years the participants have served as members of the shareholders' committee, but in any case not before an exit event. All shares offered under this plan are subject to certain put and call provisions upon the occurrence of certain events.

Divestiture program

        Pursuant to the divestiture program described in note 9 the Company completed the sale of its activities in Egypt and Trinidad & Tobago to Air Liquide S.A. The impact of these transactions on the consolidated statements of operations are not significant. However, the closure of these transactions has enabled the Company to complete the repayment of the Senior Term Disposal facility with its syndicate of banks.

19.  Reconciliation to U.S. GAAP

        The Group's consolidated financial statements have been prepared in accordance with IAS, which differ in certain significant respects from accounting principles generally accepted in the

United States of America ("U.S. GAAP"). The differences that have a significant impact on net loss and stockholders' equity of the Group are set out below:

        Reconciliation of net loss to U.S. GAAP for the three month periods ended March 31, 2002 and 2001, respectively:

		Successor	Predecessor
	Note	Three months ended March 31, 2002	Three months ended March 31, 2001
Net loss as reported in the consolidated statements of operations under IAS		(13,394)	(6,693)
U.S. GAAP adjustments:
Amortization expense	a	7,401	—
Assets to be sold	b	692	—
Property, plant and equipment	f	—	(62)
Provisions for pensions and similar obligations	g	(32)	132
Tax effect of U.S. GAAP adjustments	h	13	(28)

Net loss under U.S. GAAP		(5,320)	(6,651)

        Reconciliation of stockholders' equity to U.S. GAAP as of March 31, 2002, and December 31, 2001, respectively:

	Note	March 31, 2002	December 31, 2001
Stockholders' equity as reported in the consolidated balance sheets under IAS		903,146	903,389
U.S. GAAP adjustments:
Amortization expense	a,b,c,d,e	4,537	(2,864)
Assets to be sold	a	6,164	5,472
Transaction costs	d	33,200	33,200
Property, plant and equipment	f	—	—
Provisions for pensions and similar obligations	g	(579)	(547)
Tax effect of U.S. GAAP adjustments	h	928	915

Stockholders' equity under U.S. GAAP		947,396	939,565

a.
Goodwill and Other Intangible Assets

        The Group was required to adopt SFAS 142 "Goodwill and Other Intangible Assets" in its entirety on January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Under IAS, goodwill and intangible assets continue to be amortized on a systematic basis over their estimated useful lives. This difference in accounting treatment results in a decrease in amortization expense of EURO7,401 during the three month period ended March 31, 2002 under U.S. GAAP. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

b.
Divestiture of subsidiaries

        EITF Issue No. 87-11 "Allocation of Purchase Price to Assets to Be Sold" addresses issues relating to the allocation of the purchase price in a purchase business combination when the acquiring enterprise intends to sell certain operations of the acquired enterprise within one year of the date of the business combination. This EITF provides that the (i) estimated cash flows from the date of acquisition until the date of sale, (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these subsidiaries and (iii) expected sales price less costs to sell should usually not affect earnings or losses reported in the acquiring enterprise's consolidated statement of operations for acquired operations that are expected to be sold within one year of the date of the business combination. Instead, these amounts should be considered in the purchase price allocation associated with the business combination. IAS does not allow a similar treatment in regards to the (i) estimated cash flows from the date of acquisition until the date of sale, or (ii) estimated interest on incremental debt incurred during the holding period to finance the purchase of these operations. These differences in accounting treatment result in a EURO692 decrease to net loss during the three month period ended March 31, 2002. Additionally, these differences resulted in an adjustment to increase acquisition goodwill by EURO17,045. The impact to the statement of operations of the goodwill difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was EURO568 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both March 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

c.
Restructuring costs

        In accordance with IAS 37, a provision for restructuring charges is recognized when a detailed formal plan for the restructuring has been developed and the company has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected. U.S. GAAP applies similar criteria to determine when a provision for restructuring charges should be established. However, under U.S. GAAP, a rebuttable presumption exists that an exit plan should be completed and all exit costs and involuntary employee termination costs should be incurred within one year from the commitment date. No similar provisions exist under IAS. Based on the difference in provisions, an adjustment to decrease acquisition goodwill totaling EURO7,147 was recorded under U.S. GAAP. This adjustment is primarily related to involuntary employee termination costs recorded in association with the acquisition transactions not expected to be incurred within one year from the commitment date. The impact to the statement of operations of this difference, utilizing an estimated useful life of 20 years for the amortization of basis difference, was a decrease to goodwill amortization of EURO238 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both March 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

d.
Transaction costs

        Transaction costs totaling EURO33,200 were incurred by Messer Griesheim Group GmbH & Co. KGaA in connection with the acquisition transactions described in note 3. Under IAS, these transaction costs would not be treated as part of the purchase consideration. However, under U.S. GAAP, these costs are required to be considered as part of the purchase price allocation in the application of "push-down" accounting to the acquisition transactions. This difference in accounting treatment results in an increase to acquisition goodwill and equity of EURO33,200 as of the acquisition date and an increase to goodwill amortization of EURO1,107 during the eight month period ended December 31, 2001 under U.S. GAAP, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both March 31, 2002 and December 31, 2001. In accordance with SFAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

e.
Assembled workforce

        APB Opinion No. 17 "Intangible Assets" ("APB 17") requires that the cost of identifiable intangible assets be separated from goodwill and assigned part of the total cost of assets acquired in a business combination. In accordance with APB 17, the Group recorded an intangible asset under U.S. GAAP totaling EURO15,657 associated with the Group's assembled workforce as of the date of the acquisition transactions described in note 3. This asset was amortized over an estimated useful life of 6 years through December 31, 2001. Additionally, SFAS 109 "Accounting for Income Taxes" requires that deferred taxes be recognized for differences between the financial statement carrying amount and the tax basis of all identifiable intangible assets, excluding goodwill. Accordingly, the Group established a deferred tax liability of EURO6,263 associated with the Group's assembled workforce as of the date of the acquisition transactions, which resulted in a corresponding increase in acquisition goodwill under U.S. GAAP. IAS 38 states that an enterprise typically has insufficient control over the expected future economic benefits arising from a team of skilled staff and from training to consider that these items meet the definition of an intangible asset. Accordingly, the cost of acquiring the Group's assembled workforce forms part of the acquisition goodwill under IAS and is being amortized over an estimated useful life of 20 years. Under

U.S. GAAP, these differences in accounting treatment resulted in an increase in intangible assets of EURO15,657 and a decrease in goodwill of EURO9,394 as of the acquisition date, as well as an increase in amortization expense of EURO1,427 for the eight month period ended December 31, 2001, which is reflected as a difference in the reconciliation of stockholders' equity to U.S. GAAP as of both March 31, 2002 and December 31, 2001.

        The Group was required to adopt SFAS 141 "Business Combinations" effective July 1, 2001, and SFAS 142 in its entirety on January 1, 2002. SFAS 141 states explicitly that an assembled workforce is not an identifiable intangible asset apart from goodwill if acquired in a purchase business combination. Additionally, at the date of adoption of SFAS 142, amortization has ceased for goodwill and intangible assets determined to have indefinite lives. Any intangible assets acquired in a business combination completed before July 1, 2001 that do not meet the criteria for separate recognition in Statement 141 must be subsumed into goodwill (e.g., assembled workforce). Accordingly, effective January 1, 2002, the Group was required to reallocate as additional goodwill the umamortized assembled workforce balance of EURO14,404 (net of related deferred tax impact) recorded by the Group under prior U.S. GAAP standards in effect prior to the adoption of SFAS 141 and SFAS 142. See "New U.S. accounting pronouncements" below for further discussion of the impact of the implementation of this new standard.

f.
Property, plant and equipment

        In accordance with IAS 23, foreign currency gains and losses on borrowing costs directly attributable to construction can be capitalized. Such costs are not capitalizable under U.S. GAAP. An additional EURO35 of depreciation expense would have been recognized under U.S. GAAP during the three month period ended March 31, 2001 as a result of not capitalizing such foreign currency losses in prior years.

        Additionally, under IAS, impairments must be reversed in certain situations, while under U.S. GAAP impairments on assets to be held for use may not be reversed. During the three month period ended March 31, 2001, the Group reversed impairment charges under IAS of EURO27 which are not reversed under U.S. GAAP.

g.
Provisions for pensions and similar obligations

        The Group's net obligation in respect of defined benefit pension plans and similar obligations is calculated using the projected unit credit method under IAS 19, which is the same valuation method required under U.S. GAAP. In reconciling its defined benefit pension plans and similar obligations from IAS to U.S. GAAP, the Company has applied SFAS 87 "Employer's Accounting for Pensions" effective January 1, 1999, as it was not feasible to apply it as of January 1, 1987, the date specified in the standard. The principal actuarial assumptions used by the Company's actuaries in determining pension provisions and related costs under SFAS 87 are the same as those utilized in applying IAS 19. In applying the late adoption rules under SFAS 87, pension provisions and related costs differ from those calculated under IAS 19, as the amortization components for the transitional liabilities differ in certain respects. Further, under U.S. GAAP, when the accumulated benefit obligation exceeds the fair value of the plan assets, the excess is immediately recognized as an additional minimum liability. The cost of this is capitalized as an intangible asset up to the amount of any unrecognized net transition obligation, plus the unrecognized prior service costs, and the remainder is charged through other comprehensive income. IAS 19 has no similar requirements equivalent to U.S. GAAP in such circumstances. These differences result in an decrease in net periodic pension cost and other comprehensive income totaling EURO71 and EURO532, respectively, for the three month period ended March 31, 2001. Subsequent to April 30, 2001, all previously existing unrecognized net actuarial gains or losses, prior service costs and transition obligations or assets related to the Group's pension plans have been eliminated as a result of the allocation of the purchase price in the acquisition transactions (see note 3).

        Under IAS, the Group has established accruals for an estimated number of employees that are expected to elect participation in a voluntary early retirement program. Under U.S. GAAP, such accruals are only established when the employee has entered into a binding contractual agreement. In addition, the Group accrues certain amounts related to the early retirement program as a termination benefit that is recognized when the plan is adopted under IAS. Under U.S. GAAP, such amounts are accrued over the employees' remaining service period. These differences result in an increase (decrease) in expense of EURO32 and EURO(61) for the three month periods ended March 31, 2002 and 2001, respectively.

h.
Tax effect of U.S. GAAP adjustments

        This reconciliation item includes all tax effects due to the aforementioned reconciling items.

Additional U.S. GAAP information

Acquisition transactions

        As a result of the acquisition transactions (see note 3), Messer Griesheim has become a wholly-owned subsidiary of Messer Griesheim Holding AG, which in turn was 100% acquired by Messer Griesheim Group GmbH & Co. KGaA in a purchase transaction. The series of transactions requires "push-down" of the Messer Griesheim Group GmbH & Co. KGaA's basis under U.S. GAAP in accordance with EITF Topic D-97 "Push-Down Accounting", and SAB No. 54 ""Pushdown" Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase". The "pushdown" of basis under U.S. GAAP differs from the allocation of cost to the net assets acquired under IAS. The U.S. GAAP reconciliation of stockholders' equity as of March 31, 2002 and December 31, 2001 also reflects differences arising from the new bases of accounting under U.S. GAAP and IAS.

        The consolidated financial statements reflect the deferred notes payable to Hoechst (see note 3) by the Group's parent, Messer Griesheim Group GmbH & Co. KGaA, as part of equity under IAS and U.S. GAAP as the Company does not meet any of the criteria enumerated in SAB No. 73, which would require the recognition of such obligation as a liability in the Group consolidated financial statements. Therefore, the interest payable by Messer Griesheim Group GmbH & Co. KGaA relating to these deferred notes is not recorded under IAS or U.S. GAAP.

Statement of operations

        Certain items in the consolidated statements of operations would be classified differently under U.S. GAAP. These items include the reversal of certain provisions and allowances for doubtful accounts that would generally be recorded in the same line items as the provisions were originally recorded under U.S. GAAP, rather than as other income.

        U.S. GAAP requires the operating results of those subsidiaries which are expected to be divested more than one year from the measurement date to continue to be reflected in the consolidated statement of operations. Under IAS, the Company has exercised the option of disclosing discontinuing operations in the notes to the financial statements. As a result, there is no difference between IAS and U.S. GAAP in sales, net income and total assets as reflected in the consolidated financial statements with respect to these subsidiaries.

Balance sheet

        Certain items in the consolidated balance sheets would be classified differently under U.S. GAAP, including the net assets of entities included in the divestiture program expected to be disposed of within a period of one year from the date of the acquisition transactions which would be classified as "available for sale" under U.S. GAAP.

        In accordance with IAS the elements of corporate debt are classified as current or non-current based upon their contractual maturity date. Under US GAAP, the elements of corporate debt are classified based upon their maturity date at the end of each reporting period. As a consequence of the Company extinguishing its senior term disposal facility during the second quarter 2002, an amount of EURO14,574 would have been classified as part of current liabilities under U.S. GAAP at March 31, 2002. In accordance with IAS, all deferred tax assets and liabilities are classified as non-current. Under U.S. GAAP, deferred tax assets and liabilities would be classified as current or non-current depending on when the related benefit or expense is expected to be realized. As of March 31, 2002 and December 31, 2001, EURO5,745 and EURO6,227, respectively, would be classified as current deferred tax assets and EURO7,587 and EURO4,041, respectively, would be classified as current deferred tax liabilities. Additionally, under U.S. GAAP, tax loss carryforwards and other credits that are available to reduce future taxes are recognized as deferred tax assets. Such amounts are reduced by a valuation allowance to the extent that it is deemed more likely than not that the tax benefit related to the utilization of such tax loss carryforwards or credits will not be realized. Under IAS, a deferred tax asset should be recognized for the carryforward of unused tax losses and unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax losses and unused tax credits can be utilized. Deferred tax assets amounted to EURO132,322 and EURO133,781, net of valuation allowances of EURO3,508 and EURO3,471, related to tax loss carryforwards as of March 31, 2002 and December 31, 2001, respectively.

Cash flow statement

        The cash flow statement is prepared in accordance with IAS 7.

Reporting of comprehensive income

        SFAS No. 130 "Reporting Comprehensive Income" requires the reporting of comprehensive (loss) income, which includes all changes in stockholders' equity except those resulting from investments by or distributions to shareholders.

        Statement of comprehensive (loss) income for the three month periods ended March 31, 2002 and 2001, respectively:

	Successor Three months ended March 31, 2002	Predecessor Three months ended March 31, 2001
Net loss in accordance with U.S. GAAP	(5,320)	(6,651)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	8,334	403
Change in fair value of derivative financial instruments	4,817	—
Additional minimum pension liability	—	(532)

Comprehensive (loss) income, net of tax	7,831	(6,780)

Hyperinflation

        In accordance with IAS, the financial statements of certain subsidiaries of the Messer Group have been restated in accordance with IAS 29. This treatment is different from that which would have been calculated under U.S. GAAP. No difference is included within the reconciliation of U.S. GAAP as foreign private issuers applying IAS 29 are granted relief from such requirement.

New U.S. accounting pronouncements

        In June 1998, the FASB issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 was subsequently amended by SFAS 137 "Deferral of the Effective Date of FASB 133", which allowed entities which had not adopted SFAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000, and SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" which addresses a limited number of issues causing implementation difficulties for entities that apply SFAS 133.

        SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. Similar to IAS 39, SFAS 133, as amended, requires the Group to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. SFAS 133, as amended, was adopted by the Group effective January 1, 2001.

        Although IAS 39 and SFAS 133, as amended, are similar in many respects, the transition adjustments resulting from the adoption of IAS 39 must be reported in shareholders' equity, whereas the transition adjustments resulting from adoption of SFAS 133, as amended, must be reported in earnings or other comprehensive income, as appropriate. Adoption of SFAS 133 did not have a material impact on the Group's consolidated financial statements.

        In September 2000, the FASB issued SFAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB No. 125". This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. SFAS 140 is effective for transactions occurring after March 31, 2001, except for certain disclosure requirements which were effective December 31, 2000. Adoption of this replacement standard did not have a material effect on the Group's consolidated financial statements.

        Effective July 1, 2001, the Group adopted Statement 141 "Business Combinations" and certain provisions of SFAS 142 "Goodwill and Other Intangible Assets". The Group adopted SFAS 142 in its entirety on January 1, 2002. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported separately from goodwill, and also indicates that any purchase price allocable to an assembled workforce may not be accounted for separately. Additionally, SFAS 141 required, upon adoption of SFAS 142 in its entirety, that the Group evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead will be tested for impairment annually (or more frequently if impairment indicators arise) in accordance with the provisions of SFAS 142. Intangible assets with definite useful lives will be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

        Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized through December 31, 2001. As of December 31, 2001, the amount of unamortized goodwill under U.S. GAAP was EURO598,756. Unamortized assembled workforce totaled EURO13,917 as of December 31, 2001, which was required to be reallocated to goodwill upon adoption of SFAS 141 and SFAS 142. Related deferred tax liabilities of EURO5,567 were also required to be eliminated through a corresponding reduction in the U.S. GAAP carrying amount of goodwill. The amount of unamortized goodwill under U.S. GAAP as of March 31, 2002 was EURO612,673.

        As discussed above, upon adoption of SFAS 142, the Group was required to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase combination, and to make any reclassifications in order to conform with the new criteria in SFAS 141 for recognition apart from goodwill. As a consequence, the Group was required to reallocate as additional goodwill the unamortized assembled workforce upon adoption of SFAS 142. This evaluation did not result in any other significant reclassifications. Upon adoption of SFAS 142, the Group was also required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. This reassessment did not result in any significant amortization period adjustments. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Group is required to test the intangible asset for impairment in accordance with the provisions of SFAS 142 within the first interim period. Any impairment loss should be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. No impairment loss was recognized in the first quarter ended March 31, 2002 as a result of these impairment tests, as the Group did not identify any intangible asset as having an indefinite useful life.

        SFAS 142 requires the Group to perform an assessment of whether there is an indication that goodwill and/or equity method goodwill is impaired as of the date of adoption. To accomplish this, the Group must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Group will then have up to June 30, 2002 to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, an indication exists that the reporting unit goodwill may be impaired and the Group must perform the second step of the transitional impairment test. In the second step, the Group then, must compare the implied fair value of the reporting unit goodwill with the carrying amount of the reporting unit goodwill, both of which would be measured as of the date of adoption. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and liabilities of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS 141. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. This second step is required to be completed as soon as possible, but no later than the end of the calendar year 2002. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Group's statement of earnings. The Group has not yet completed the first step of this transitional goodwill impairment test, and it is not practicable to reasonably estimate the impact of adopting SFAS 141and SFAS 142 on the Group's financial information under U.S. GAAP at the date of this report, including whether it will be required to recognize any transitional impairment losses as a cumulative effect of a change in accounting principle.

        The year 2002 U.S. GAAP results of the Group will also reflect the Group's share of the impact of adoption of SFAS 141 and 142 by its equity method investees. As of the date of this report, certain equity method investees had not completed the various activities relating to the adoption of SFAS 141 and SFAS 142, and it is not practicable to reasonably estimate the impact that the adoption of SFAS 141 and SFAS 142 by these equity investees may have on the Group's U.S. GAAP results.

        Reported income net, exclusive of amortization expense associated with goodwill and assets with an indefinite useful life recognized in the three month periods ended March 31, 2002 and 2001, respectively, is calculated as follows:

	Successor Three months ended March 31, 2002	Predecessor Three months ended March 31, 2001
Net (loss) income in accordance with U.S. GAAP	(5,320)	(6,651)
Add back:
Goodwill amortization	—	2,213

Adjusted net (loss) income in accordance with U.S. GAAP	(5,320)	(4,438)

        In August 2001, the FASB issued SFAS 143 "Accounting for Asset Retirement Obligations". This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires an enterprise to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of a tangible long-lived asset. SFAS 143 also requires the enterprise to increase the carrying amount of the related long-lived asset by the associated asset retirement costs and to depreciate that cost over the remaining useful life of the asset. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. Enterprises are required to adopt SFAS 143 for fiscal years beginning after June 15, 2002. The Group has started its analysis of the new pronouncement but has not yet determined if the adoption of the new pronouncement will have a material effect on its financial statements.

        In August 2001, the FASB approved for issuance SFAS 144. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes SFAS 121 and the accounting and reporting provisions of APB Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a segment of a business (as previously defined in that Opinion). This Statement also amends ARB No. 51 "Consolidated Financial Statements" to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The Group adopted the provisions of this Statement on January 1, 2002. The adoption of the new pronouncement did not have a material effect on the unaudited interim condensed consolidated financial statements. However, the Group has noted that certain provisions of SFAS 144 will potentially impact its accounting and reporting for the remaining subsidiaries to be sold under its divestiture program. The Group has also noted that the provisions of SFAS 144 would supersede certain provisions of EITF 87-11 as they relate to allocation of purchase price in a business combination where the acquirer intends to sell a portion of the operations of the acquired enterprise and, as a result, had SFAS 144 been applied in accounting for the acquisition transactions, certain of the differences between U.S. GAAP and IAS relating to operations and entities included in the divestiture program would not have occurred.

        The FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", on April 30, 2002. SFAS 145 rescinds SFAS 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Upon adoption of SFAS 145, the Group will be required to apply the criteria in APB Opinion No. 30, in determining the classification of gains and losses resulting from the extinguishment of debt. Additionally, SFAS 145 amends SFAS 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. While early adoption of the provisions related to the rescission of statement No. 4 is encouraged, the Group has decided to adopt SFAS 145 effective January 1, 2003. Upon adoption, the Group will have to reclassify prior period items that do not meet the extraordinary item classification criteria in Opinion No. 30. Adoption of this standard is not expected to have a material effect on the Group's consolidated financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MESSER GRIESHEIM HOLDING AG
By:	/s/ KLAUS-JÜRGEN SCHMIEDER Klaus-Jürgen Schmieder Chief Executive Officer
By:	/s/ HARALD PINGER Harald Pinger Chief Financial Officer
Date: May 30, 2002

Exhibit Index

1.1	Purchase Agreement between Messer Griesheim Holding AG and Goldman Sachs International, dated as of May 11, 2001.*
2.1
Business Combination Agreement among Messer Industriegesellschaft mbH, Messer Griesheim GmbH, Cornelia Verwaltungsgesellschaft mbH, Hoechst Aktiengesellschaft and Diogenes Zwanzigste Vermögensverwaltungs GmbH, dated as of December 30/31, 2000.*
2.2
Amendment of the Business Combination Agreement among Messer Industriegesellschaft mbH, Messer Griesheim GmbH, Cornelia Verwaltungsgesellschaft mbH, Hoechst Aktiengesellschaft and Diogenes Zwanzigste Vermögensverwaltungs GmbH, dated as of April 27, 2001.*
3.1	Articles of Incorporation of Messer Griesheim Holding AG (Satzung) (English transalation).*
4.1	Indenture between Messer Griesheim Holding AG and The Bank of New York, dated as of May 16, 2001.*
4.2	Form of 10.375% Senior Notes due 2011 (included as part of Exhibit 4.1).*
4.3	Exchange and Registration Rights Agreement between Messer Griesheim Holding AG and Goldman Sachs International, dated as of May 16, 2001.*
5.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to legality of the securities being registered hereby.*
5.2	Opinion of Hengeler Mueller as to certain matters under German law.*
8.1	Opinion of Milbank, Tweed, Hadley & McCloy LLP as to certain U.S. Federal income tax matters.*
10.1
Shareholders' Agreement among Messer Industrie GmbH, Allianz Capital Partners GmbH; GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000 Offshore, L.P.; GS Capital Partners 2000 GmbH & Co.; Stone Street Fund 2000, L.P. and Bridge Street Special Opportunities Fund 2000, L.P.; dated as of December 31, 2000 and amended on April 27, 2001 (consolidated English translation).*
10.2
Agreement Between Financial Investors among GS Capital Partners 2000, L.P.; GS Capital Partners 2000 Employee Fund, L.P.; GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co.; Stone Street Fund 2000, L.P.; Bridge Street Special Opportunities Fund 2000, L.P. and Allianz Capital Partners GmbH; dated as of April 27, 2001.*
10.3
Senior Facilities Agreement among Cornelia Verwaltungsgesellschaft mbH, Goldman Sachs International (as global co-ordinator and joint lead arranger), Bayerische Hypo-und Vereinsbank AG, J.P. Morgan PLC and The Royal Bank of Scotland, dated as of April 28, 2001.*
10.4
Intercreditor Deed among Chase Manhattan International Limited (as security trustee and senior agent), Goldman Sachs International (as global co-ordinator, senior arranger and mezzanine arranger), Bayerische Hypo-und Vereinsbank AG (as senior arranger and mezzanine arranger), J.P. Morgan PLC, The Royal Bank of Scotland PLC (as senior arranger and mezzanine arranger), Hypovereinsbank Luxembourg Société Anonyme, the senior lenders named therein, the mezzanine lenders named therein and others, dated April 28, 2001.*
10.5	High Yield Proceeds Loan Agreement between Messer Griesheim Holding AG and Messer Griesheim GmbH, dated as of May 16, 2001.*
10.6	High Yield Subordination Agreement between Messer Griesheim Holding AG and Messer Griesheim GmbH, dated as of May 16, 2001.*

10.7	Assignment Agreement between Messer Griesheim Holding AG and The Bank of New York, dated as of May 2001.*
10.8	Share purchase and option agreement.**
12.1	Statement of the Computation of Ratio of Earnings to Fixed Charges.***
21.1	List of Subsidiaries.*
23.1	Consent of Milbank, Tweed, Hadley & McCloy LLP (included in Exhibit 5.1).*
23.2	Consent of Hengeler Mueller (included in Exhibit 5.2).*
23.3	Consent of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Messer Griesheim GmbH and Messer Griesheim Holding AG.***
23.4	Consent of PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft with respect to Messer Griesheim GmbH.*
23.5	Consent of PricewaterhouseCoopers with respect to Singapore Syngas Pte Ltd.*
24.1	Powers of Attorney (included on signature page to registration statement).*
25.1	Form T-1 Statement of Eligibility of Trustee.*
99.1	Form of Letter of Transmittal.*
99.2	Exchange Agent Agreement between Messer Griesheim Holding AG and The Bank of New York.*

*
As filed on Form F-4 at November 8, 2001.

**
Filed herewith.

***
As filed on Post-Effective Amendment No. 1 at April 30, 2002.